Exhibit 99.1
CNH INDUSTRIAL N.V.
QUARTERLY REPORT FOR THE THREE AND NINE MONTHS
ENDED September 30, 2018

TABLE OF CONTENTS

PART I – FINANCIAL INFORMATION
CNH INDUSTRIAL N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS
As of September 30, 2018 and December 31, 2017
(Unaudited)

	September 30, 2018	December 31, 2017(*)
	(in millions)
ASSETS
Cash and cash equivalents	$4,113	$5,430
Restricted cash	708	770
Trade receivables, net	478	496
Financing receivables, net	18,366	19,795
Inventories, net	7,339	6,452
Property, plant and equipment, net	6,050	6,831
Investments in unconsolidated subsidiaries and affiliates	525	561
Equipment under operating leases	1,772	1,845
Goodwill	2,460	2,472
Other intangible assets, net	759	792
Deferred tax assets	662	852
Derivative assets	119	77
Other assets	1,861	1,925
Total Assets	$45,212	$48,298
LIABILITIES AND EQUITY
Debt	23,999	25,895
Trade payables	5,626	6,060
Deferred tax liabilities	93	94
Pension, postretirement and other postemployment benefits	1,613	2,300
Derivative liabilities	115	98
Other liabilities	8,990	9,594
Total Liabilities	$40,436	$44,041
Redeemable noncontrolling interest	29	25
Common shares, €0.01, par value; outstanding 1,353,816,734 common shares and 388,737,192 special voting shares at 9/30/2018; and outstanding 1,363,592,506 common shares and 388,906,690 special voting shares at 12/31/2017	25	25
Treasury stock, at cost; 10,583,462 common shares at 9/30/2018 and 807,690 common shares at 12/31/2017	(129)	(10)
Additional paid in capital	4,395	4,412
Retained earnings	2,342	1,763
Accumulated other comprehensive loss	(1,908)	(1,966)
Noncontrolling interests	22	8
Total Equity	$4,747	$4,232
Total Liabilities and Equity	$45,212	$48,298
(*) 2017 figures have been recast following the retrospective adoption on January 1, 2018, of the updated accounting standard for revenue recognition (ASC 606).

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three and Nine Months Ended September 30, 2018 and 2017
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017(*)	2018	2017(*)
	(in millions)		(in millions)
Revenues
Net sales	$6,245	$6,238	$20,124	$18,053
Finance, interest and other income	441	451	1,380	1,424
Total Revenues	$6,686	$6,689	$21,504	$19,477
Costs and Expenses
Cost of goods sold	$5,162	$5,229	$16,606	$15,104
Selling, general and administrative expenses	523	555	1,706	1,665
Research and development expenses	254	243	743	662
Restructuring expenses	8	53	16	77
Interest expense	189	258	581	710
Other, net	199	250	752	760
Total Costs and Expenses	$6,335	$6,588	$20,404	$18,978
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	351	101	1,100	499
Income tax (expense)	(131)	(62)	(312)	(223)
Equity in income of unconsolidated subsidiaries and affiliates	11	21	53	66
Net income	231	60	841	342
Net income attributable to noncontrolling interests	9	4	27	12
Net income attributable to CNH Industrial N.V.	$222	$56	$814	$330
Earnings (loss) per share attributable to common shareholders
Basic	$0.16	$0.04	$0.60	$0.24
Diluted	$0.16	$0.04	$0.60	$0.24
Cash dividends declared per common share	$—	$—	$0.173	$0.118
(*) 2017 figures have been recast following the retrospective adoption on January 1, 2018, of the updated accounting standards for revenue recognition (ASC 606) and retirement benefits accounting (ASU 2017-07).

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME
For the Three and Nine Months Ended September 30, 2018 and 2017
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017(*)	2018	2017(*)
	(in millions)		(in millions)
Net income	$231	$60	$841	$342
Other comprehensive income (loss), net of tax
Unrealized income on cash flow hedges	15	16	10	81
Changes in retirement plans’ funded status	(6)	15	450	45
Foreign currency translation	(38)	(99)	(373)	(373)
Share of other comprehensive income (loss) of entities using the equity method	(18)	14	(36)	49
Other comprehensive income (loss), net of tax	(47)	(54)	51	(198)
Comprehensive income	184	6	892	144
Less: Comprehensive income attributable to noncontrolling interests	2	3	20	10
Comprehensive income (loss) attributable to CNH Industrial N.V.	$182	$3	$872	$134
(*) 2017 figures have been recast following the retrospective adoption on January 1, 2018, of the updated accounting standards for revenue recognition (ASC 606) and retirement benefits accounting (ASU 2017-07).

See accompanying notes to condensed consolidated financial statements

CNH INDUSTRIAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Nine Months Ended September 30, 2018 and 2017
(Unaudited)

	Nine Months Ended September 30,
	2018	2017(*)
	(in millions)
Operating activities:
Net income	$841	$342
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	538	540
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	478	430
Loss on disposal of assets	—	6
Loss on repurchase/early redemption of notes	—	56
Undistributed loss of unconsolidated subsidiaries	(4)	(22)
Other non-cash items	109	114
Changes in operating assets and liabilities:
Provisions	(85)	148
Deferred income taxes	7	(81)
Trade and financing receivables related to sales, net	448	28
Inventories, net	(848)	(596)
Trade payables	(35)	232
Other assets and liabilities	(253)	2
Net cash provided by operating activities	$1,196	$1,199
Investing activities:
Additions to retail receivables	(3,040)	(2,857)
Collections of retail receivables	3,029	3,104
Proceeds from the sale of assets, net of assets under operating leases and assets sold under buy-back commitments	3	11
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and assets sold under buy-back commitments	(293)	(278)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(959)	(1,196)
Other	265	(94)
Net cash used in investing activities	$(995)	$(1,310)
Financing activities:
Proceeds from long-term debt	11,298	11,096
Payments of long-term debt	(12,439)	(11,994)
Net increase (decrease) in other financial liabilities	219	(187)
Dividends paid	(240)	(166)
Other	(156)	(16)
Net cash used in financing activities	$(1,318)	$(1,267)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(262)	305
Decrease in cash and cash equivalents and restricted cash	(1,379)	(1,073)
Cash and cash equivalents and restricted cash, beginning of year	6,200	5,854
Cash and cash equivalents and restricted cash, end of period	$4,821	$4,781
(*) 2017 figures have been recast following the retrospective adoption on January 1, 2018, of the updated accounting standards for revenue recognition (ASC 606) and cash flow presentation (ASU 2016-18).
See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Nine Months Ended September 30, 2018 and 2017
(Unaudited)

	Common Shares	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total	Redeemable Noncontrolling Interest
	(in millions)
Balance, January 1, 2017, as previously reported	$25	$(9)	$4,408	$1,787	$(1,767)	$7	$4,451	$21
Adoption of ASC 606	—	—	—	(135)	5	(1)	(131)	—
Balance, January 1, 2017, as recast	25	(9)	4,408	1,652	(1,762)	6	4,320	21
Net income	—	—	—	330	—	4	334	8
Other comprehensive loss, net of tax	—	—	—	—	(196)	(2)	(198)	—
Dividend paid	—	—	—	(161)	—	(1)	(162)	(4)
Acquisition of treasury stock	—	(29)	—	—	—	—	(29)	—
Common shares issued from treasury stock and capital increase for share-based compensation	—	30	(6)	—	—	—	24	—
Share-based compensation expense	—	—	15	—	—	—	15	—
Other changes	—	—	(1)	—	—	—	(1)	—
Balance, September 30, 2017	$25	$(8)	$4,416	$1,821	$(1,958)	$7	$4,303	$25

Balance, December 31, 2017, as previously reported	$25	$(10)	$4,412	$1,921	$(1,958)	$10	$4,400	$25
Adoption of ASC 606	—	—	—	(158)	(8)	(2)	(168)	—
Balance, January 1, 2018, as recast	25	(10)	4,412	1,763	(1,966)	8	4,232	25
Net income	—	—	—	814	—	18	832	9
Other comprehensive income (loss), net of tax	—	—	—	—	58	(7)	51	—
Dividend paid	—	—	—	(235)	—	—	(235)	(5)
Acquisition of treasury stock	—	(156)	—	—	—	—	(156)	—
Common shares issued from treasury stock and capital increase for share-based compensation	—	37	(35)	—	—	—	2	—
Share-based compensation expense	—	—	25	—	—	—	25	—
Other changes	—	—	(7)	—	—	3	(4)	—
Balance, September 30, 2018	$25	$(129)	$4,395	$2,342	$(1,908)	$22	$4,747	$29

See accompanying notes to condensed consolidated financial statement

CNH INDUSTRIAL N.V.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
1. BASIS OF PRESENTATION
CNH Industrial N.V. (“CNH Industrial” or the “Company”) is incorporated in, and under the laws of, the Netherlands. CNH Industrial has its corporate seat in Amsterdam, the Netherlands, and its principal office in London, England, United Kingdom. The Company was formed as a result of the business combination transaction between Fiat Industrial S.p.A. (“Fiat Industrial”) and CNH Global N.V. (“CNH Global”). Unless otherwise indicated or the context otherwise requires, the terms “CNH Industrial” and the “Company” refer to CNH Industrial and its consolidated subsidiaries.
The condensed consolidated financial statements of CNH Industrial N.V. and its consolidated subsidiaries have been voluntarily prepared by the Company without audit. Although prepared on a voluntary basis, the condensed consolidated financial statements included in the report comply in all material respects with the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) governing interim financial statements. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been condensed or omitted as permitted by such rules and regulations. All adjustments, consisting only of normal recurring adjustments, have been included. Management believes that the disclosures are adequate to present fairly the financial position, results of operations, and cash flows at the dates and for the periods presented. These interim financial statements should be read in conjunction with the financial statements and the notes thereto appearing in the Company’s annual report on Form 20-F for the year ended December 31, 2017. Results for interim periods are not necessarily indicative of those to be expected for the fiscal year. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and related accompanying notes and disclosures. Actual results could differ materially from those estimates.
Certain financial information in this report has been presented by geographic area. Our geographic regions are: (1) NAFTA; (2) EMEA; (3) LATAM; and (4) APAC. The geographic designations have the following meanings:

•	NAFTA - United States, Canada and Mexico;

•	EMEA - member countries of the European Union, member countries of the European Free Trade Association (“EFTA”), Ukraine, Balkans, African continent and the Middle East (excluding Turkey);

•	LATAM - Central and South America, and the Caribbean Islands; and

•	APAC - Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine).

2. NEW ACCOUNTING PRONOUNCEMENTS
Adopted in 2018
Revenue Recognition
In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, Revenue from Contracts with Customers (ASC 606) (“ASU 2014-09”), which supersedes existing revenue recognition guidance under current U.S. GAAP. The new standard requires an entity to recognize revenue upon transfer of control of goods or services to a customer at an amount that reflects the consideration that the entity expects to receive. This new revenue recognition model defines a five-step process to achieve this objective. The new standard also requires additional disclosures to enable users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts with customers. Entities have the option to apply the new guidance under a retrospective approach to each prior reporting period presented, and the cumulative effect of applying the standard would be recognized at the earliest period shown or a modified retrospective approach with the cumulative effect of initially applying the new guidance recognized at the date of initial application within the condensed consolidated statement of changes in equity.
The Company has adopted the new standard effective January 1, 2018 using the full retrospective approach. The impact of adopting the new standard on net equity at January 1, 2016 (date of first time retrospective adoption of the new standard) is a reduction of $122 million and primarily relates to certain services (mainly maintenance and repair contracts, as well as extended warranty contracts) and certain other incentives provided by CNH Industrial to customers which require a different timing of recognition of revenues and margin. Furthermore, the adoption of the new standard also resulted in changes in classification between net revenues and expenses, whose overall impact on total net revenues is not significant, as well as certain further changes in classification for certain assets and liabilities, whose overall impact on total assets and total liabilities is not significant.

As it relates to our supplemental information and segment reporting, based upon the provisions of ASC 606, we have determined that sales to dealers accompanied by “floor plan” agreements, under which the Company offers wholesale financing including “interest-free” financing for specified periods, include two separate performance obligations. In particular, concurrent with the sale of the equipment/vehicle, our Industrial Activities companies offer to the dealer wholesale financing through loans extended by financial services companies (primarily through our captive Financial Services business). Industrial Activities compensates Financial Services for the cost of the “interest-free” period. This cost has been determined to represent a cash sale incentive on the initial sale of the good (first performance obligation), and therefore should be recognized as a reduction of net sales of Industrial Activities, and not as interest compensation to Financial Services in the Industrial Activities statement of operations, as presented historically. The second performance obligation consists of a credit facility extended by our Financial Services business to the dealer: the remuneration of this performance obligation is represented by the compensation received from Industrial Activities for the period of the “interest-free” financing and by the interest charged to the dealer for the remaining period. This remuneration is recognized over the period of the outstanding exposure, consistent with the current accounting treatment. These changes did not result in any change in total revenues in the Condensed Consolidated Statement of Operations or in total operating income, as the transactions between Industrial Activities and Financial Services are eliminated on consolidation. However, the new classification of the interest compensation to Financial Services modified the allocation of total revenues between the amounts classified as Net sales (which includes only Net sales of Industrial Activities) and the Finance and Interest Income (which mainly includes income of Financial Services). Furthermore, after the adoption of ASC 606, the different classification of interest compensation to Financial Services reduced the operating profit of Industrial Activities, but did not modify the total consolidated operating profit.
In accordance with the transitional rules included in ASU 2014-09, the Company has applied the standard’s practical expedient where, for all reporting periods presented before the date of initial application, an entity need not disclose the amount of the transaction price allocated to the remaining performance obligations and an explanation of when the entity expects to recognize that amount as revenue. No other practical expedients were applied.
The following paragraph presents the Company’s revenue recognition policy after the adoption of the new accounting standard ASC 606.
Revenue recognition policy
Revenue is recognized when control of the vehicles, equipment, services or parts has been transferred and the Company’s performance obligations to the customers have been satisfied. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods or providing services.
The timing of when the Company transfers the goods or services to the customer may differ from the timing of the customer’s payment.
Revenues are stated net of discounts, allowances, settlement discounts and rebates, as well as costs for sales incentive programs, which are determined on the basis of historical costs, country by country, and charged against profit for the period in which the corresponding sales are recognized.
The Company also enters into contracts with multiple performance obligations. For these contracts, the Company allocates revenue from the transaction price to the distinct goods and services in the contract on a relative standalone selling price basis. To the extent the Company sells the goods or services separately in the same market, the standalone selling price is the observable price at which the Company sells the goods or services separately. For all other goods or services, the Company estimates the standalone selling price considering all information reasonably available (including market conditions, entity-specific factors and information about the customer or class of customer).
Sales of goods
The Company has determined that the customers from the sale of vehicles, equipment and parts are generally dealers, distributors and retail customers.
Transfer of control, and thus related revenue recognition, generally corresponds to when the vehicles, equipment and parts are made available to the customer. Therefore, the Company recognizes revenue at a point in time when control is transferred to the customer at a sale price that the Company expects to receive.
For all sales, no significant uncertainty exists surrounding the purchaser’s obligation to pay for vehicles, equipment and parts. The Company records appropriate allowance for credit losses and anticipated returns as required. Fixed payment schedules exist for all sales, but payment terms vary by geographic market and product line.
The cost of incentives, if any, are estimated at the inception of a contract at the amount that is expected to be paid and is recognized as a reduction to revenue at the time of the sale. If a vehicle or equipment contract transaction has multiple performance obligations, the cost of incentives is allocated entirely to vehicle or equipment as the intent of the incentives is to encourage sales of vehicles or equipment. If the estimate of the incentive changes following the sale to the customer, the change in estimate is recognized as an adjustment to revenue in the period of the change. CNH Industrial grants certain sales incentives to support sales of its products to retail customers. At the later of the time of sale or the time an incentive is announced to dealers, CNH Industrial records the estimated impact of sales allowances in the form of dealer and customer incentives as a reduction of revenue. Subsequent adjustments to sales incentive programs related to products/vehicles previously sold are recognized as an adjustment to revenues in the period the adjustment is determinable. The determination of sales allowances requires management to make estimates based upon historical data, estimated future market demand for products, field inventory levels, announced incentive programs, competitive pricing and interest rates, among other things.
With reference to the sales to dealers accompanied by “floor plan” agreements under which the Company offers wholesale financing including “interest-free” financing for a specified period of time (which also vary by geographic market and product line), two separate performance obligations exist. The first performance obligation consists of the sale of the equipment/vehicle from Industrial Activities to the dealer. Concurrent with the sale of the equipment/vehicle, Industrial Activities offers to the dealer wholesale financing through loans extended by Financial Services. Industrial Activities compensates Financial Services for the cost of the interest-free period. This cost has been determined to represent a cash sale incentive on the initial sale of the good sold, and therefore it should be recognized upfront as a reduction of net sales of Industrial Activities. The second performance obligation consists of a credit facility extended by Financial Services to the dealer. The remuneration of this performance obligation is represented by the compensation received from Industrial Activities for the period of the interest-free financing and by the interest charged to dealer for the remaining period. This remuneration is recognized by Financial Services over the period of the outstanding exposure.
For parts sales, when the Company provides its customers with a right to return a transferred product, revenue and corresponding cost of sales are recognized for parts that are not expected to be returned. The expected returns are estimated based on an analysis of historical experience. The portion of revenue (and corresponding cost of sales) related to the parts that are expected to be returned is recognized at the end of the return period. The amount received or receivable that is expected to be returned is recognized as a refund liability, representing the obligation to return the customer’s consideration.
Furthermore, at the time of the initial sale, CNH Industrial recognizes a return asset for the right to recover the goods returned by the customer. This asset is initially measured at the former carrying amount of the inventory. At each reporting date, both the refund liability and the return asset are remeasured to record for any revisions to the expected level of returns, as well as any decreases in the value of the returned products.
Rendering of services
Revenues from services provided are primarily comprised of extended warranties and maintenance and repair services and are recognized over the contract period when the costs are incurred, that is when the claims are charged by the dealer. Amounts invoiced to customers for which CNH Industrial receives consideration before the performance is satisfied are recognized as contract liability. These services are either separately-priced or included in the selling price of the vehicle. In the second case, revenue for the services is allocated based on the estimated stand-alone selling price. In the event that the costs expected to be incurred to satisfy the remaining performance obligations exceed the transaction price, an estimated contract loss is recognized.
Shipping and other transportation activities performed as an agent are recognized on a net basis, which is netting the related freight cost against the freight revenue.
Rents and other income on assets sold with a buy-back commitment
Commercial Vehicles enters into transactions for the sale of vehicles to some customers with an obligation to repurchase (“buy-back commitment”) the vehicles at the end of a period (“buy-back period”) at the customer’s request. For these types of arrangements, at inception, CNH Industrial assesses whether a significant economic incentive exists for the customer to exercise the option.
If CNH Industrial determines that a significant economic incentive exists for the customer to exercise the buy-back option, the transaction is accounted for as an operating lease. In such case, vehicles are accounted for as Property, plant and equipment because the agreements typically have a long-term buy-back period. The difference between the carrying value (corresponding to the manufacturing cost) and the estimated resale value (net of refurbishing costs) at the end of the buy-back period is depreciated on a straight-line basis over the same period. The initial sale price received is recognized in “Other liabilities” and is comprised of the repurchase value of the vehicle, and the rents to be recognized in the future recorded as contract liability. These rents are determined at the inception of the contract as the difference between the initial sale price and the repurchase price and are recognized as revenue on a straight-line basis over the term of the agreement. At the end of the agreement term, upon exercise of the option, the used vehicles are reclassified from Property, plant and equipment to Inventories. The proceeds from the sale of such vehicles are recognized as Revenues.
If CNH Industrial determines that a significant economic incentive does not exist for the customer to exercise the buy-back option, the transaction is treated as a sale with a variable consideration whose variable component is the buy-back provision accrual. The buy-back provision accrual is the difference between the repurchase price and the estimated market value of the used vehicle at the end of the buy-back period and is recorded only when the repurchase price is greater than the estimated market value of the used vehicle. The buy-back provision accrual is estimated and recognized as a reduction of revenues at the time of the sale. Any subsequent change following such periodic reassessment is recognized as a reduction of revenues at that time.
Finance and interest income
Finance and interest income on retail and other notes receivables and finance leases is recorded using the effective yield method. Deferred costs on the origination of financing receivables are recognized as a reduction in finance revenue over the expected lives of the receivables using the effective yield method. Recognition of income on loans is suspended when management determines that collection of future income is not probable or when an account becomes 120 days delinquent, whichever occurs earlier. Interest accrual is resumed when and if the receivable becomes contractually current and collection becomes probable. Previously suspended income is recognized at that time. The Company applies cash received on nonaccrual financing receivables to first reduce any unrecognized interest and then the recorded investment and any other fees. Receivables are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Delinquency is reported on receivables greater than 30 days past due. Charge-offs of principal amounts of receivables outstanding are deducted from the allowance at the point when it is determined to be probable that all amounts due will not be collected.
Rents and other income on operating leases
Income from operating leases is recognized over the term of the lease on a straight-line basis.
Compensation - Retirement Benefits
In March 2017, the FASB issued ASU 2017-07, Compensation-Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost (“ASU 2017-07”). The amendments in this update require that an employer disaggregate the service cost component from the other components of net benefit cost. The amendments also provide explicit guidance on how to present the service cost component and the other components of net benefit cost in the income statement and allow only the service cost component of net benefit cost to be eligible for capitalization. ASU 2017-07 is effective for annual reporting periods beginning after December 15, 2017, and early adoption is permitted. The Company adopted ASU 2017-07 on a retrospective basis as of January 1, 2018, which did not have a material impact on its condensed consolidated financial statements.
Statement of Cash Flows
In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (“ASU 2016-18”) that changes the presentation of restricted cash and cash equivalents on the statement of cash flows. Restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period amounts shown on the statement of cash flows. ASU 2016-18 is effective for annual reporting periods beginning after December 15, 2017, and early adoption is permitted. The Company adopted ASU 2016-18 on a retrospective basis as of January 1, 2018, which did not have a material impact on its condensed consolidated financial statements.

Summary of the impacts of the adoption of the new accounting standards
The unaudited impact of adoption of the new Revenue Recognition standard and the impact of ASU 2017-07 on the condensed consolidated statement of operations for the three and nine months ended September 30, 2017 is as follows:

	Three Months Ended September 30, 2017
	As Previously Reported	Adjustment Due to Adoption of ASC 606	Adjustment Due to ASU 2017-07	As Recast
	(in millions)
Revenues
Net Sales	$6,331	$(93)	$—	$6,238
Finance, interest and other income	299	152	—	451
Total Revenues	$6,630	$59	$—	$6,689
Costs and Expenses
Cost of goods sold	5,242	(11)	(2)	5,229
Selling, general and administrative expenses	559	—	(4)	555
Research and development expenses	243	—	—	243
Restructuring expenses	53	—	—	53
Interest expense	259	(1)	—	258
Other, net	174	70	6	250
Total Costs and Expenses	$6,530	$58	$—	$6,588
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	100	1	—	101
Income tax (expense)	(64)	2	—	(62)
Equity in income of unconsolidated subsidiaries and affiliates	21	—	—	21
Net Income (loss)	$57	$3	$—	$60
Net income (loss) attributable to noncontrolling interests	4	—	—	4
Net income/(loss) attributable to controlling interests	$53	$3	$—	$56
Earnings per share attributable to common shareholders
Basic	$0.04	$—	$—	$0.04
Diluted	$0.04	$—	$—	$0.04
Cash dividends declared per common share	$—	$—	$—	$—

	Nine Months Ended September 30, 2017
	As Previously Reported	Adjustment Due to Adoption of ASC 606	Adjustment Due to ASU 2017-07	As Recast
	(in millions)
Revenues
Net Sales	$18,370	$(317)	$—	$18,053
Finance, interest and other income	889	535	—	1,424
Total Revenues	$19,259	$218	$—	$19,477
Costs and Expenses
Cost of goods sold	15,166	(55)	(7)	15,104
Selling, general and administrative expenses	1,676	—	(11)	1,665
Research and development expenses	662	—	—	662
Restructuring expenses	77	—	—	77
Interest expense	712	(2)	—	710
Other, net	454	288	18	760
Total Costs and Expenses	$18,747	$231	$—	$18,978
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	512	(13)	—	499
Income tax (expense)	(225)	2	—	(223)
Equity in income of unconsolidated subsidiaries and affiliates	66	—	—	66
Net Income (loss)	$353	$(11)	$—	$342
Net income (loss) attributable to noncontrolling interests	12	—	—	12
Net income/(loss) attributable to controlling interests	$341	$(11)	$—	$330
Earnings per share attributable to common shareholders
Basic	$0.25	$(0.01)	$—	$0.24
Diluted	$0.25	$(0.01)	$—	$0.24
Cash dividends declared per common share	$0.118	$—	$—	$0.118

The unaudited impact of adoption of the new Revenue Recognition standard on our condensed consolidated balance sheet at December 31, 2017 is as follows:

	December 31, 2017
	As Previously Reported	Adjustment Due to Adoption of ASC 606	As Recast
	(in millions)
ASSETS
Cash and cash equivalents	$5,430	$—	$5,430
Restricted cash	770	—	770
Trade receivables, net	496	—	496
Financing receivables, net	19,842	(47)	19,795
Inventories, net	6,280	172	6,452
Property, plant and equipment, net	7,003	(172)	6,831
Investments in unconsolidated subsidiaries and affiliates	561	—	561
Equipment under operating leases	1,845	—	1,845
Goodwill	2,472	—	2,472
Other intangible assets, net	792	—	792
Deferred tax assets	818	34	852
Derivative assets	77	—	77
Other assets	1,889	36	1,925
Total Assets	$48,275	$23	$48,298
LIABILITIES AND EQUITY
Debt	$25,895	$—	$25,895
Trade payables	6,060	—	6,060
Deferred tax liabilities	97	(3)	94
Pension, postretirement and other postemployment benefits	2,300	—	2,300
Derivative liabilities	98	—	98
Other liabilities	9,400	194	9,594
Total Liabilities	$43,850	$191	$44,041
Redeemable noncontrolling interest	25	—	25
Total Equity	$4,400	$(168)	$4,232
Total Liabilities and Equity	$48,275	$23	$48,298

The unaudited impact of adoption of the new Revenue Recognition standard and the impact of ASU 2016-18 on our condensed consolidated statement of cash flows for the nine months ended September 30, 2017 is as follows:

	Nine Months Ended September 30, 2017
	As Previously Reported	Adjustment Due to Adoption of ASC 606	Adjustment Due to ASU 2016-18	As Recast
	(in millions)
Operating activities:
Net income	$353	$(11)	$—	$342
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	540	—	—	540
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	430	—	—	430
Loss from disposal of assets	23	(17)	—	6
Loss on repurchase/early redemption of notes	56	—	—	56
Undistributed income of unconsolidated subsidiaries	(22)	—	—	(22)
Other non-cash items	130	(16)	—	114
Changes in operating assets and liabilities:
Provisions	163	(15)	—	148
Deferred income taxes	(80)	(1)	—	(81)
Trade and financing receivables related to sales, net	28	—	—	28
Inventories, net	(1,222)	626	—	(596)
Trade payables	232	—	—	232
Other assets and liabilities	(26)	28	—	2
Net cash provided by operating activities	$605	$594	$—	$1,199
Investing activities:
Additions to retail receivables	(2,857)	—	—	(2,857)
Collections of retail receivables	3,104	—	—	3,104
Proceeds from the sale of assets, net of assets under operating leases and assets sold under buy-back commitments	11	—	—	11
Proceeds from the sale of assets previously under operating leases and assets sold under buy-back commitments	594	(594)	—	—
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and assets sold under buy-back commitments	(278)	—	—	(278)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(1,196)	—	—	(1,196)
Other	82	—	(176)	(94)
Net cash used in investing activities	$(540)	$(594)	$(176)	$(1,310)
Financing activities:
Proceeds from long-term debt	11,096	—	—	11,096
Payments of long-term debt	(11,994)	—	—	(11,994)
Net increase in other financial liabilities	(187)	—	—	(187)
Dividends paid	(166)	—	—	(166)
Other	(16)	—	—	(16)
Net cash used in financing activities	$(1,267)	$—	$—	$(1,267)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	285	—	20	305
Decrease in cash and cash equivalents and restricted cash	(917)	—	(156)	(1,073)
Cash and cash equivalents and restricted cash, beginning of year	5,017	—	837	5,854
Cash and cash equivalents and restricted cash, end of period	$4,100	$—	$681	$4,781

The unaudited impact of adoption of the new Revenue Recognition standard and the impact of ASU 2017-07 on our segment reporting for the three and nine months ended September 30, 2017 is as follows:

	Three Months Ended September 30, 2017
	As Previously Reported	Adjustment Due to Adoption of ASC 606	As Recast
	(in millions)
Revenues:
Agricultural Equipment	$2,651	$(104)	$2,547
Construction Equipment	642	(24)	618
Commercial Vehicles	2,537	36	2,573
Powertrain	1,075	(1)	1,074
Eliminations and other	(574)	—	(574)
Net sales of Industrial Activities	6,331	(93)	6,238
Financial Services	409	69	478
Eliminations and other	(110)	83	(27)
Total Revenues	$6,630	$59	$6,689

	Nine Months Ended September 30, 2017
	As Previously Reported	Adjustment Due to Adoption of ASC 606	As Recast
	(in millions)
Revenues:
Agricultural Equipment	$7,890	$(337)	$7,553
Construction Equipment	1,841	(71)	1,770
Commercial Vehicles	7,203	93	7,296
Powertrain	3,213	(2)	3,211
Eliminations and other	(1,777)	—	(1,777)
Net sales of Industrial Activities	18,370	(317)	18,053
Financial Services	1,205	287	1,492
Eliminations and other	(316)	248	(68)
Total Revenues	$19,259	$218	$19,477

	Three Months Ended September 30, 2017
	As Previously Reported	Adjustment Due to Adoption of ASC 606	Adjustment Due to ASU 2017-07	As Recast
	(in millions)
Operating Profit:
Agricultural Equipment	$208	$(54)	$4	$158
Construction Equipment	13	(13)	2	2
Commercial Vehicles	59	(16)	1	44
Powertrain	88	—	—	88
Eliminations and other	(17)	—	—	(17)
Operating profit of Industrial Activities	351	(83)	7	275
Financial Services	120	—	—	120
Eliminations and other	(83)	83	—	—
Total Operating profit	$388	$—	$7	$395

	Nine Months Ended September 30, 2017
	As Previously Reported	Adjustment Due to Adoption of ASC 606	Adjustment Due to ASU 2017-07	As Recast
	(in millions)
Operating Profit:
Agricultural Equipment	$670	$(178)	$12	$504
Construction Equipment	8	(34)	4	(22)
Commercial Vehicles	178	(48)	1	131
Powertrain	260	(1)	—	259
Eliminations and other	(65)	—	—	(65)
Operating profit of Industrial Activities	1,051	(261)	17	807
Financial Services	365	—	—	365
Eliminations and other	(248)	248	—	—
Total Operating profit	$1,168	$(13)	$17	$1,172
The unaudited impact on Industrial Activities of adoption of the new Revenue Recognition standard, the impact of ASU 2017-07 and ASU 2016-18 on our supplemental statements of operations for the three and nine months ended September 30, 2017, our supplemental balance sheet at December 31, 2017, and our supplemental statement of cash flows for the nine months ended September 30, 2017 is as follows:

	Statement of Operations
	Industrial Activities
	Three Months Ended September 30, 2017
	As Previously Reported	Adjustment Due to Adoption of New Accounting Pronouncements	As Recast
	(in millions)
Revenues
Net sales	$6,331	$(93)	$6,238
Finance and interest income	28	—	28
Total Revenues	$6,359	$(93)	$6,266
Costs and Expenses
Cost of goods sold	$5,242	$(13)	$5,229
Selling, general and administrative expenses	495	(4)	491
Research and development expenses	243	—	243
Restructuring expenses	53	—	53
Interest expense	173	(1)	172
Interest compensation to Financial Services	84	(84)	—
Other, net	88	8	96
Total Costs and Expenses	$6,378	$(94)	$6,284
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	(19)	1	(18)
Income tax (expense) benefit	(24)	2	(22)
Equity in income of unconsolidated subsidiaries and affiliates	14	—	14
Results from intersegment investments	86	—	86
Net income	$57	$3	$60

	Statement of Operations
	Industrial Activities
	Nine Months Ended September 30, 2017
	As Previously Reported	Adjustment Due to Adoption of New Accounting Pronouncements	As Recast
	(in millions)
Revenues
Net sales	$18,370	$(317)	$18,053
Finance, interest and other income	93	—	93
Total Revenues	$18,463	$(317)	$18,146
Costs and Expenses
Cost of goods sold	$15,166	$(62)	$15,104
Selling, general and administrative expenses	1,491	(11)	1,480
Research and development expenses	662	—	662
Restructuring expenses	75	—	75
Interest expense	462	(1)	461
Interest compensation to Financial Services	250	(250)	—
Other, net	204	20	224
Total Costs and Expenses	$18,310	$(304)	$18,006
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	153	(13)	140
Income tax (expense) benefit	(106)	2	(104)
Equity in income of unconsolidated subsidiaries and affiliates	46	—	46
Results from intersegment investments	260	—	260
Net income	$353	$(11)	$342

	Balance Sheet
	Industrial Activities
	December 31, 2017
	As Previously Reported	Adjustment Due to Adoption of New Accounting Pronouncements	As Recast
	(in millions)
ASSETS
Cash and cash equivalents	$4,901	$—	$4,901
Restricted cash	—	—	—
Trade receivables	490	—	490
Financing receivables	1,718	—	1,718
Inventories, net	6,064	172	6,236
Property, plant and equipment, net	7,001	(172)	6,829
Investments in unconsolidated subsidiaries and affiliates	3,173	—	3,173
Equipment under operating leases	35	—	35
Goodwill	2,316	—	2,316
Other intangible assets, net	779	—	779
Deferred tax assets	835	34	869
Derivative assets	73	—	73
Other assets	1,706	36	1,742
Total Assets	$29,091	$70	$29,161
LIABILITIES AND EQUITY
Debt	$7,396	$47	$7,443
Trade payables	5,936	—	5,936
Deferred tax liabilities	97	(3)	94
Pension, postretirement and other postemployment benefits	2,280	—	2,280
Derivative liabilities	88	—	88
Other liabilities	8,869	194	9,063
Total Liabilities	$24,666	$238	$24,904
Equity	4,400	(168)	4,232
Redeemable noncontrolling interest	25	—	25
Total Liabilities and Equity	$29,091	$70	$29,161

	Statements of Cash Flows
	Industrial Activities
	Nine Months Ended September 30, 2017
	As Previously Reported	Adjustment Due to Adoption of New Accounting Pronouncements	As Recast
	(in millions)
Net cash provided by operating activities	$356	$236	$592
Net cash used in investing activities	$(903)	$(236)	$(1,139)
Net cash used in financing activities	$(798)	$—	$(798)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	265	—	265
Decrease in cash and cash equivalents and restricted cash	(1,080)	—	(1,080)
Cash and cash equivalents and restricted cash, beginning of year	4,649	—	4,649
Cash and cash equivalents and restricted cash, end of period	$3,569	$—	$3,569

The unaudited impact on Financial Services of adoption of the new Revenue Recognition standard, the impact of ASU 2017-07 and ASU 2016-18 on our supplemental statements of operations for the three and nine months ended September 30, 2017, our supplemental balance sheet at December 31, 2017, and our supplemental statement of cash flows for the nine months ended September 30, 2017 is as follows:
For the three and nine months ended September 30, 2017, the impact of the new standards to the Financial Services statement of operations was to increase Finance, interest and other income by $69 million and $287 million, respectively, with a corresponding increase to Other, net.
There was no impact to the Financial Services balance sheet for the new standards and the impact to the statement of cash flows is as follows:

	Statements of Cash Flows
	Financial Activities
	Nine Months Ended September 30, 2017
	As Previously Reported	Adjustment Due to Adoption of New Accounting Pronouncements	As Recast
	(in millions)
Net cash provided by operating activities	$507	$358	$865
Net cash used in investing activities	$318	$(534)	$(216)
Net cash used in financing activities	$(682)	$—	$(682)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	20	20	40
Decrease in cash and cash equivalents and restricted cash	163	(156)	7
Cash and cash equivalents and restricted cash, beginning of year	368	837	1,205
Cash and cash equivalents and restricted cash, end of period	$531	$681	$1,212
Impact of the adoption of the new Revenue Recognition standard and of ASU 2017-07 on 2017 amounts included in the following notes
2017 figures included in the following notes have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (ASC 606) and for retirement benefit accounting (ASU 2017-07).
Financial Instruments
In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”), which amends ASC 825-10, Financial Instruments - Overall. This ASU changes the treatment for available-for-sale equity investments by recognizing unrealized fair value changes directly in net income, and no longer in other comprehensive income. ASU 2016-01 is effective January 1, 2018, with the cumulative-effect adjustment from initially applying the new standard recognized in the condensed consolidated statement of financial position as of January 1, 2018. The Company adopted this standard on January 1, 2018, which did not have a material impact on its condensed consolidated financial statements.
Not Yet Adopted
Derivatives and Hedging
In August 2017, the FASB issued ASU 2017-12, Targeted Improvements to Accounting for Hedging Activities (“ASU 2017-12”), which amends ASC 815, Derivatives and Hedging. The purpose of this ASU is to better align a company’s risk management activities and financial reporting for hedging relationships, simplify the hedge accounting requirements and improve the disclosures of hedging arrangements. ASU 2017-12 is effective for fiscal years beginning after December 15, 2018, including interim periods within these years. Early adoption is permitted in any interim period or fiscal year before the effective date. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.
Financial Instruments
In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which establishes ASC 326, Financial Instruments - Credit Losses. The ASU introduced a new model for recognizing credit losses on financial instruments based on an estimate of current expected credit losses. Additional disclosures about significant estimates and credit quality are also required. ASU 2016-13 is effective for annual period beginning after December 15, 2019, with early adoption permitted for annual periods beginning after December 15, 2018. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.

Leases
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”), which supersedes ASC 840, Leases. Subsequently, the FASB has issued additional ASUs which further clarify this guidance. The ASU’s most prominent change is the requirement for lessees to recognize leased assets and liabilities classified as operating leases under the previous standard. The ASU does not significantly change the lessee’s recognition, measurement and presentation of expenses and cash flows from the previous accounting standard. Lessors’ accounting under the ASC is largely unchanged from the previous accounting standard. ASU 2016-02 also will require disclosures designed to give financial statement users information on the amount, timing, and uncertainty of cash flows arising from leases. It is effective for annual reporting periods beginning after December 15, 2018 including interim periods within those fiscal years, and early adoption is permitted. The ASU requires a modified retrospective transition approach and provides certain optional transition reliefs.
The Company established a cross functional project management implementation team. The Company has completed scoping reviews and continues to make progress in updating business processes, systems, accounting policies and internal controls. The ASU is effective from January 1, 2019 and the Company is continuing with its assessment of the impact of the adoption of this standard on its consolidated financial statements. The Company expects to adopt the ASU under the Modified Retrospective approach with the election of certain practical expedients upon transition.
Comprehensive Income
In February 2018, the FASB issued ASU No. 2018-02, Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income (“ASU 2018-02”), which amends ASC 220, Income Statement - Reporting Comprehensive Income. In December 2017, the U.S. government enacted new tax legislation (“U.S. Tax Reform”). Included in the provisions of U.S. Tax Reform is a reduction of the corporate income tax rate from 35 percent to 21 percent. U.S. GAAP requires that the remeasurement of deferred taxes to the new corporate tax rate occur in the period in which the legislation is enacted. The deferred tax adjustment is recorded in the provision for income taxes, including items for which the tax effects were originally recorded in Other Comprehensive Income (“OCI”). This treatment results in the items in OCI reflecting a disproportionate tax rate, a result often referred to as stranded tax effects. This ASU allows a reclassification from accumulated OCI to retained earnings for stranded tax effects resulting from tax reform. ASU 2018-92 is effective for annual reporting periods beginning after December 15, 2018 including interim periods within those fiscal years, and early adoption is permitted. The ASU can be adopted at the beginning of an interim or annual period or retrospectively to each period affected by tax reform. The Company is currently evaluating the impact the adoption of this standard will have on the consolidated financial statements.
Fair Value Measurement
In August 2018, the FASB issued ASU No. 2018-13, Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which amends ASC 820, Fair Value Measurement. This ASU modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. The effective date is the first quarter of fiscal year 2021, with early adoption permitted for the removed disclosures and delayed adoption until fiscal year 2021 permitted for the new disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.
Compensation - Retirement Benefits
In August 2018, the FASB issued ASU No. 2018-14, Disclosure Framework - Changes to the Disclosure Requirements for Defined Benefit Plans ("ASU 2018-14"), which amends ASC 715-20, Compensation - Retirement Benefits - Defined Benefit Plans - General. This ASU modifies the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans by removing and adding certain disclosures for these plans. The eliminated disclosures include (a) the amounts in accumulated OCI expected to be recognized in net periodic benefit costs over the next fiscal year and (b) the effects of a one-percentage-point change in assumed health care cost trend rates on the net periodic benefit costs and the benefit obligation for postretirement health care benefits. The new disclosures include the interest crediting rates for cash balance plans, and an explanation of significant gains and losses related to changes in benefit obligations. ASU 2018-14 is effective for annual reporting periods beginning after December 15, 2019, with early adoption permitted. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.
Intangibles - Cloud Computing Arrangements
In August 2018, the FASB issued ASU No. 2018-15, Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement ("ASU 2018-15"), which expands upon the guidance set forth in ASU 2015-05, Customer's Accounting for Fees Paid in a Cloud Computing Arrangement. ASU 2018-15 aligns the requirements for capitalization of implementation costs in a cloud computing service contract with those requirements for capitalization of implementation costs incurred for an internal-use software license. ASU 2018-15 is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years, and early adoption is permitted in any interim period for which financial statements have not been issued. ASU 2018-15 may be applied prospectively from the date the guidance is first applied or retrospectively. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.

Changes in Stockholders' Equity and Noncontrolling Interests
In August 2018, the SEC adopted a final rule that amends certain disclosure requirements that have become duplicative, overlapping, or outdated in light of other SEC disclosure requirements, U.S. GAAP, or changes in the information environment. However, the guidance also added requirements for registrants to include in their interim financial statements a reconciliation of changes in stockholders’ equity for each period for which an income statement is required (both year-to-date and quarterly periods). The final rule is effective for all filings made on or after November 5, 2018. However, the SEC staff said it would not object to a registrant waiting to comply with the new interim disclosure requirement until the filing for the quarter that begins after the effective date. As a result, the Company plans to adopt the new interim disclosure requirement in its U.S. GAAP quarterly report for the three months ended March 31, 2019. The Company is currently evaluating the impact compliance with this rule will have on its consolidated financial statements.
3. REVENUE
The following tables summarize revenues for the three and nine months ended September 30, 2018 and 2017:

	Three Months Ended September 30, 2018
	EMEA	NAFTA	LATAM	APAC	Total
	(in millions)
Agricultural Equipment	$894	$945	$401	$396	$2,636
Construction Equipment	130	388	83	125	726
Commercial Vehicles	2,054	3	167	180	2,404
Powertrain	680	37	64	191	972
Eliminations and Other	(402)	(23)	(51)	(17)	(493)
Total Industrial Activities	$3,356	$1,350	$664	$875	$6,245
Financial Services	74	309	61	25	469
Eliminations and Other	(32)	2	2	—	(28)
Total Revenues	$3,398	$1,661	$727	$900	$6,686

	Nine Months Ended September 30, 2018
	EMEA	NAFTA	LATAM	APAC	Total
	(in millions)
Agricultural Equipment	$3,291	$2,793	$1,110	$1,333	$8,527
Construction Equipment	439	1,113	252	403	2,207
Commercial Vehicles	6,637	9	555	587	7,788
Powertrain	2,404	109	190	673	3,376
Eliminations and Other	(1,491)	(69)	(157)	(57)	(1,774)
Total Industrial Activities	$11,280	$3,955	$1,950	$2,939	$20,124
Financial Services	238	960	195	76	1,469
Eliminations and Other	(97)	(5)	14	(1)	(89)
Total Revenues	$11,421	$4,910	$2,159	$3,014	$21,504

	Three Months Ended September 30, 2017
	EMEA	NAFTA	LATAM	APAC	Total
	(in millions)
Agricultural Equipment	$862	$824	$410	$451	$2,547
Construction Equipment	127	319	86	86	618
Commercial Vehicles	2,079	4	235	255	2,573
Powertrain	765	34	76	199	1,074
Eliminations and Other	(472)	(23)	(62)	(17)	(574)
Total Industrial Activities	$3,361	$1,158	$745	$974	$6,238
Financial Services	84	300	68	26	478
Eliminations and Other	(33)	2	4	—	(27)
Total Revenues	$3,412	$1,460	$817	$1,000	$6,689

	Nine Months Ended September 30, 2017
	EMEA	NAFTA	LATAM	APAC	Total
	(in millions)
Agricultural Equipment	$2,784	$2,434	$1,125	$1,210	$7,553
Construction Equipment	354	932	209	275	1,770
Commercial Vehicles	6,002	13	599	682	7,296
Powertrain	2,347	94	201	569	3,211
Eliminations and Other	(1,502)	(63)	(165)	(47)	(1,777)
Total Industrial Activities	$9,985	$3,410	$1,969	$2,689	$18,053
Financial Services	243	980	199	70	1,492
Eliminations and Other	(92)	6	18	—	(68)
Total Revenues	$10,136	$4,396	$2,186	$2,759	$19,477
The following table disaggregates revenues by major source for the three and nine months ended September 30, 2018 and 2017:

	Three Months Ended September 30,
	2018	2017
	(in millions)
Revenues from:
Sales of goods	$6,018	$5,999
Rendering of services	112	123
Rents on assets sold with a buy-back commitment	115	116
Revenues from sales of goods and services	6,245	6,238
Finance and interest income	261	298
Rents and other income on operating lease	180	153
Finance, interest and other income	441	451
Total Revenues	$6,686	$6,689

	Nine Months Ended September 30,
	2018	2017
	(in millions)
Revenues from:
Sales of goods	$19,467	$17,411
Rendering of services	297	321
Rents on assets sold with a buy-back commitment	360	321
Revenues from sales of goods and services	20,124	18,053
Finance and interest income	835	878
Rents and other income on operating lease	545	546
Finance, interest and other income	1,380	1,424
Total Revenues	$21,504	$19,477
Contract liabilities recorded in Other liabilities were $1,407 million and $1,498 million at September 30, 2018 and December 31, 2017, respectively. Contract liabilities primarily relate to extended warranties/maintenance and repair contracts and transactions for the sale of vehicles with a buy-back commitment. During the three months ended September 30, 2018 and 2017, revenues included $125 million and $123 million, respectively, relating to contract liabilities outstanding at the beginning of each period. During the nine months ended September 30, 2018 and 2017, revenues included $440 million and $391 million, respectively, relating to contract liabilities outstanding at the beginning of each period. As of September 30, 2018, the aggregate amount of the transaction price allocated to remaining performance obligations was approximately $2.2 billion. The Company expects to recognize revenue on approximately 41% and 84% of the remaining performance obligations over the next 12 and 36 months, respectively, with the remaining recognized thereafter.
4. VARIABLE INTEREST ENTITIES
The Company consolidates various securitization trusts and facilities that have been determined to be variable interest entities (“VIEs”) and of which the Company is a primary beneficiary. The Company has both the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIEs. For further information regarding VIEs, please see “Note 9: Receivables.”
The following table presents certain assets and liabilities of consolidated VIEs, which are included in the condensed consolidated balance sheets included in this report. The assets in the table below include only those assets that can be used to settle obligations of the consolidated VIEs. The liabilities in the table below include third party liabilities of the consolidated VIEs for which creditors do not have recourse to the general credit of the Company.

	September 30, 2018	December 31, 2017
	(in millions)
Restricted cash	$662	$734
Financing receivables	9,756	10,404
Total Assets	$10,418	$11,138
Debt	$9,647	$10,464
Total Liabilities	$9,647	$10,464
5. EARNINGS PER SHARE
The Company’s basic earnings per share (“EPS”) is computed by dividing net income by the weighted-average number of common shares outstanding during the period.
Diluted EPS reflects the potential dilution that could occur if dilutive securities were exercised into common stock. Stock options, restricted stock units and performance stock units are considered dilutive securities.
A reconciliation of basic and diluted earnings per share is as follows (in millions, except per share amounts):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Basic:
Net income attributable to CNH Industrial	$222	$56	$814	$330
Weighted average common shares outstanding—basic	1,355	1,364	1,358	1,364
Basic earnings per share	$0.16	$0.04	$0.60	$0.24
Diluted:
Net income attributable to CNH Industrial	$222	$56	$814	$330
Weighted average common shares outstanding—basic	1,355	1,364	1,358	1,364
Effect of dilutive securities (when dilutive):
Stock compensation plans (A)	3	2	4	3
Weighted average common shares outstanding—diluted	1,358	1,366	1,362	1,367
Diluted earnings per share	$0.16	$0.04	$0.60	$0.24

(A)	For the three and nine months ended September 30, 2018 and 2017, no shares were excluded from the computation of diluted earnings per share due to an anti-dilutive impact.

6. EMPLOYEE BENEFIT PLANS AND POSTRETIREMENT BENEFITS
The following table summarizes the components of net periodic benefit cost of CNH Industrial’s defined benefit pension plans and postretirement health and life insurance plans for the three and nine months ended September 30, 2018 and 2017:

	Pension		Healthcare		Other
	Three Months Ended September 30,		Three Months Ended September 30,		Three Months Ended September 30,
	2018	2017	2018	2017	2018	2017
	(in millions)
Service cost	6	7	1	2	3	3
Interest cost	18	17	5	9	1	1
Expected return on assets	(27)	(26)	(1)	(1)	—	—
Amortization of:
Prior service credit	—	—	(31)	(1)	1	—
Actuarial loss	18	21	2	1	—	—
Other	—	—	—	—	—	—
Net periodic benefit cost	15	19	(24)	10	5	4

	Pension		Healthcare		Other
	Nine Months Ended September 30,		Nine Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017	2018	2017
	(in millions)
Service cost	19	21	4	5	11	10
Interest cost	54	53	19	27	2	2
Expected return on assets	(84)	(80)	(5)	(5)	—	—
Amortization of:
Prior service credit	(1)	—	(52)	(2)	1	—
Actuarial loss	56	64	5	4	1	1
Other	—	3	—	—	—	—
Net periodic benefit cost	44	61	(29)	29	15	13
On February 20, 2018, CNH Industrial announced that the United States Supreme Court ruled in its favor in Reese vs. CNH Industrial N.V. and CNH Industrial America LLC. The decision allowed CNH Industrial to terminate or modify various retiree healthcare benefits previously provided to certain UAW Union represented Company retirees. On April 16, 2018, CNH Industrial announced its determination to modify the benefits provided to the applicable retirees (“Benefits Modification”) to make them consistent with the benefits provided to current eligible CNH Industrial retirees who had been represented by the UAW. The Benefits Modification resulted in a reduction of the plan liability by $527 million. This amount will be amortized from OCI to the income statement over approximately 4.5 years, which represents the average service period to attain eligibility conditions for active participants. For the three and nine months ended September 30, 2018, $30 million and $50 million of amortization (“Benefits Modification Amortization”) was recorded as a pre-tax gain in Other, net, respectively.
7. INCOME TAXES
The effective tax rates for the three months ended September 30, 2018 and 2017 were 37.3% and 61.4%, respectively. The effective tax rate for the nine months ended September 30, 2018 was 28.4%, compared to 44.7% for the nine months ended September 30, 2017. The effective tax rates for the three and nine months ended September 30, 2017 were primarily impacted by unbenefited losses in certain jurisdictions.
U.S. Tax Reform changed many aspects of U.S. corporate income taxation including, but not limited to, reducing the corporate tax rate from 35% to 21%, implementing a quasi-territorial tax system and imposing a tax on deemed repatriated earnings of certain foreign subsidiaries. At the end of 2017, the Company reasonably estimated the effects of U.S. Tax Reform. During the three and nine months ended September 30, 2018, the Company recognized an immaterial net tax benefit, in accordance with the guidance outlined in Staff Accounting Bulletin No. 118 ("SAB 118"), in refining the provisional estimates of U.S. Tax Reform reflected in our 2017 results. During the final three months of 2018, the Company will finalize its provisional estimates of accounting for the impacts of U.S. Tax Reform.

As of the three and nine months ended September 30, 2018, the Company maintained a full valuation allowance on certain Italian net deferred tax assets. There has, however, been a trend of increasingly positive evidence indicating these deferred tax assets could be realized. Such evidence has included, but not been limited to, a recent emergence from losses in current cumulative three-year periods. Given the cyclical nature of our business, a sustained period of cumulative pre-tax earnings, coupled with projections of future income before taxes, would represent significant positive evidence regarding possible recognition of these deferred tax assets. Accordingly, we will continue assessing these and other factors in concluding whether, based on the weight of all available evidence, it is more likely than not these deferred tax assets will be realized. Currently, we believe it is at least reasonably possible a significant portion or all of this valuation allowance could be released within the next 12 months, perhaps as soon as the final quarter of this year. Such a release would materially and favorably affect net income as the valuation allowance was approximately $0.7 billion at December 31, 2017.
8. SEGMENT INFORMATION
The operating segments through which the Company manages its operations are based on the internal reporting used by the Company’s Chief Operating Decision Maker (“CODM”) to assess performance and make decisions about resource allocation. The segments are organized based on products and services provided by the Company.
CNH Industrial has the following five operating segments:
Agricultural Equipment designs, manufactures and distributes a full line of farm machinery and implements including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH Agriculture brands, as well as the STEYR brand in Europe and the Miller brand, primarily in North America and Australia. Following the acquisition of the grass and soil implement business of Kongskilde Industries in February 2017, certain agricultural equipment products have been sold under the Kongskilde, Överum, and JF brands.
Construction Equipment designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, compact track loaders and telehandlers. Construction equipment is sold under the CASE Construction and New Holland Construction Equipment brands.
Commercial Vehicles designs, manufactures and distributes a full range of light, medium and heavy vehicles for the transportation and distribution of goods under the IVECO brand, commuter buses and touring coaches under the IVECO BUS (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment under the IVECO ASTRA brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.
Powertrain designs, manufactures and distributes a range of engines, transmission systems and axles for on- and off-road applications as well as for marine and power generation under the FPT Industrial brand.
Financial Services offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial dealers. In addition, Financial Services provides wholesale financing to CNH Industrial dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products.
Revenues for each reported segment are those directly generated by or attributable to the segment as a result of its usual business activities and include revenues from transactions with third parties as well as those deriving from transactions with other segments, recognized at normal market prices. Segment expenses represent expenses deriving from each segment’s business activities both with third parties and other operating segments or which may otherwise be directly attributable to it. Expenses deriving from business activities with other segments are recognized at normal market prices.
Historically and through 2017, the CODM assessed the performance of the operating segments on the basis of Operating Profit of Industrial Activities calculated using U.S. GAAP. In addition, for Financial Services, the CODM assessed the performance of the segment on the basis of net income prepared in accordance with U.S. GAAP. Furthermore, the CODM reviewed expenditures for long-lived assets while other operating segment asset information was not readily available.
Concurrently with the change in accounting standards, CNH Industrial reviewed the metrics on which the operating segments will be assessed. Effective January 1, 2018, the CODM began to assess segment performance and make decisions about resource allocation based upon Adjusted EBIT and Adjusted EBITDA. The Company believes Adjusted EBIT and Adjusted EBITDA more fully reflect segment and consolidated profitability. Adjusted EBIT is defined as net income/(loss) before income taxes, interest expenses of Industrial Activities, net, restructuring charges, the finance and non-service component of pension and other post-employment benefits costs, foreign exchange gains/(losses) and certain non-recurring items. Adjusted EBITDA is defined as Adjusted EBIT plus depreciation and amortization (including on assets under operating leases and assets sold under buy-back commitments). With reference to Financial Services, the CODM continues to assess the performance of the segment on the basis of net income prepared in accordance with U.S. GAAP.

The following tables summarize selected financial information by segment as well as the reconciliation from consolidated net income (loss) under U.S. GAAP to Adjusted EBIT and Adjusted EBITDA for the three and nine months ended September 30, 2018 and 2017.

	Three Months Ended September 30, 2018
	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Unallocated items, eliminations and other	Total Industrial Activities	Financial Services	Eliminations	Total
	(in millions)
Revenues	$2,636	$726	$2,404	$972	$(493)	$6,245	$469	$(28)	$6,686
Net income(1)						139	92	—	231
Add back:
Income tax expense						100	31	—	131
Interest expense of Industrial Activities, net of interest income and eliminations						79	—	—	79
Foreign exchange losses, net						12	—	—	12
Finance and non-service component of Pension and OPEB costs(2)						(17)	—	—	(17)
Adjustments:
Restructuring expenses	3	—	5	—	—	8	—	—	8
Adjusted EBIT	$196	$26	$68	$82	$(51)	$321	$123	$—	$444
Depreciation and amortization	75	15	53	31	—	174	—	—	174
Depreciation of assets on operating lease and assets sold with buy-back commitment	1	—	95	—	—	96	59	—	155
Adjusted EBITDA	$272	$41	$216	$113	$(51)	$591	$182	$—	$773

(1)	For Industrial Activities, net income net of “Results from intersegment investments”.

(2)
This item includes the pre-tax gain of $30 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of certain healthcare benefits in the U.S.

	Nine Months Ended September 30, 2018
	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Unallocated items, eliminations and other	Total Industrial Activities	Financial Services	Eliminations	Total
	(in millions)
Revenues	$8,527	$2,207	$7,788	$3,376	$(1,774)	$20,124	$1,469	$(89)	$21,504
Net income(1)						544	297	—	841
Add back:
Income tax expense						202	110	—	312
Interest expense of Industrial Activities, net of interest income and eliminations						260	—	—	260
Foreign exchange losses, net						134	—	—	134
Finance and non-service component of Pension and OPEB costs(2)						(3)	—	—	(3)
Adjustments:
Restructuring expenses	4	—	11	1	—	16	—	—	16
Adjusted EBIT	$778	$59	$209	$285	$(178)	$1,153	$407	$—	$1,560
Depreciation and amortization	229	46	161	98	1	535	3	—	538
Depreciation of assets on operating lease and assets sold with buy-back commitment	2	—	291	—	—	293	185	—	478
Adjusted EBITDA	$1,009	$105	$661	$383	$(177)	$1,981	$595	$—	$2,576

(1)	For Industrial Activities, net income net of “Results from intersegment investments”.

(2)
This item includes the pre-tax gain of $50 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of certain healthcare benefits in the U.S.

	Three Months Ended September 30, 2017
	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Unallocated items, eliminations and other	Total Industrial Activities	Financial Services	Eliminations	Total
	(in millions)
Revenues	$2,547	$618	$2,573	$1,074	$(574)	$6,238	$478	$(27)	$6,689
Net income (loss)(1)						(26)	86	—	60
Add back:
Income tax expense						22	40	—	62
Interest expense of Industrial Activities, net of interest income and eliminations						144	—	—	144
Foreign exchange losses, net						41	—	—	41
Finance and non-service component of Pension and OPEB costs						24	—	—	24
Adjustments:
Restructuring expenses	2	—	51	—	—	53	—	—	53
Adjusted EBIT	$173	$2	$43	$88	$(48)	$258	$126	$—	$384
Depreciation and amortization	82	16	54	32	—	184	2	—	186
Depreciation of assets on operating lease and assets sold with buy-back commitment	—	—	80	—	—	80	70	—	150
Adjusted EBITDA	$255	$18	$177	$120	$(48)	$522	$198	$—	$720

(1)	For Industrial Activities, net income net of “Results from intersegment investments”.

	Nine Months Ended September 30, 2017
	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Unallocated items, eliminations and other	Total Industrial Activities	Financial Services	Eliminations	Total
	(in millions)
Revenues	$7,553	$1,770	$7,296	$3,211	$(1,777)	$18,053	$1,492	$(68)	$19,477
Net income(1)						82	260	—	342
Add back:
Income tax expense						104	119	—	223
Interest expense of Industrial Activities, net of interest income and eliminations						368	—	—	368
Foreign exchange losses, net						97	—	—	97
Finance and non-service component of Pension and OPEB costs						69	—	—	69
Adjustments:
Restructuring expenses	12	4	58	1	—	75	2	—	77
Adjusted EBIT	$549	$(22)	$132	$259	$(123)	$795	$381	$—	$1,176
Depreciation and amortization	237	48	158	93	—	536	4	—	540
Depreciation of assets on operating lease and assets sold with buy-back commitment	—	—	232	—	—	232	198	—	430
Adjusted EBITDA	$786	$26	$522	$352	$(123)	$1,563	$583	$—	$2,146

(1)	For Industrial Activities, net income net of “Results from intersegment investments”.
9. RECEIVABLES
Financing Receivables, net
A summary of financing receivables as of September 30, 2018 and December 31, 2017 is as follows:

	September 30, 2018	December 31, 2017
	(in millions)
Retail	$9,152	$9,725
Wholesale	9,140	10,001
Other	74	69
Total	$18,366	$19,795
Past due balances of financing receivables still accruing finance income represent the total balance held (principal plus accrued interest) with any payment amounts 30 days or more past the contractual payment due date. Non-performing financing receivables represent loans for which the Company has ceased accruing finance income. These receivables are generally 120 days delinquent. Finance income for non-performing receivables is recognized on a cash basis. Accrual of finance income is resumed when the receivable becomes contractually current and collections are reasonably assured.

The aging of financing receivables as of September 30, 2018 and December 31, 2017 is as follows (in millions):

	September 30, 2018
	30-59 Days Past Due	60-90 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Performing	Non- Performing	Total
Retail
NAFTA	$23	$3	$—	$26	$6,361	$6,387	$14	$6,401
EMEA	1	1	10	12	190	202	30	232
LATAM	16	1	1	18	1,719	1,737	38	1,775
APAC	1	—	—	1	743	744	—	744
Total Retail	$41	$5	$11	$57	$9,013	$9,070	$82	$9,152
Wholesale
NAFTA	$—	$—	$—	$—	$3,495	$3,495	$21	$3,516
EMEA	32	18	—	50	4,327	4,377	—	4,377
LATAM	—	—	—	—	516	516	—	516
APAC	2	—	—	2	729	731	—	731
Total Wholesale	$34	$18	$—	$52	$9,067	$9,119	$21	$9,140

	December 31, 2017
	30-59 Days Past Due	60-90 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Performing	Non- Performing	Total
Retail
NAFTA	$26	$9	$—	$35	$6,671	$6,706	$25	$6,731
EMEA	3	4	4	11	261	272	—	272
LATAM	8	—	—	8	1,851	1,859	40	1,899
APAC	—	—	—	—	823	823	—	823
Total Retail	$37	$13	$4	$54	$9,606	$9,660	$65	$9,725
Wholesale
NAFTA	$—	—	—	—	3,651	3,651	41	3,692
EMEA	23	12	4	39	5,061	5,100	9	5,109
LATAM	—	—	—	—	613	613	—	613
APAC	4	—	—	4	583	587	—	587
Total Wholesale	$27	$12	$4	$43	$9,908	$9,951	$50	$10,001
Allowance for credit losses activity for the three and nine months ended September 30, 2018 and 2017 is as follows:

	Three Months Ended September 30, 2018
	Retail	Wholesale	Other	Total
Opening balance	$349	$193	$—	$542
Provision (benefit)	13	(12)	—	1
Charge-offs, net of recoveries	(20)	(4)	—	(24)
Foreign currency translation and other	(6)	(5)	—	(11)
Ending balance	336	172	—	508

	Nine Months Ended September 30, 2018
	Retail	Wholesale	Other	Total
Opening Balance	$383	$200	$—	$583
Provision (benefit)	38	(9)	—	29
Charge-offs, net of recoveries	(60)	(5)	—	(65)
Foreign Currency Translation and Other	(25)	(14)	—	(39)
Ending Balance	336	172	—	508
Ending Balance: Individually Evaluated for Impairment	217	143	—	360
Ending Balance: Collectively Evaluated for Impairment	119	29	—	148
Receivables:
Ending Balance	9,152	9,140	74	18,366
Ending Balance: Individually Evaluated for Impairment	329	330	—	659
Ending Balance: Collectively Evaluated for Impairment	$8,823	$8,810	$74	$17,707

	Three Months Ended September 30, 2017
	Retail	Wholesale	Other	Total
Opening balance	$372	$225	$—	$597
Provision (benefit)	32	(11)	—	21
Charge-offs, net of recoveries	(30)	(8)	—	(38)
Foreign currency translation and other	6	6	—	12
Ending balance	380	212	—	592

	Nine Months Ended September 30, 2017
	Retail	Wholesale	Other	Total
Opening Balance	$374	$200	$—	$574
Provision (benefit)	61	(4)	—	57
Charge-offs, net of recoveries	(72)	(13)	—	(85)
Foreign Currency Translation and Other	17	29	—	46
Ending Balance	380	212	—	592
Ending Balance: Individually Evaluated for Impairment	201	168	—	369
Ending Balance: Collectively Evaluated for Impairment	179	44	—	223
Receivables:
Ending Balance	9,865	9,200	68	19,133
Ending Balance: Individually Evaluated for Impairment	372	485	—	857
Ending Balance: Collectively Evaluated for Impairment	$9,493	$8,715	$68	$18,276

Allowance for credit losses activity for the year ended December 31, 2017 is as follows:

	December 31, 2017
	Retail	Wholesale	Other	Total
Opening Balance	$374	$200	$—	$574
Provision	72	11	—	83
Charge-offs, net of recoveries	(103)	(15)	—	(118)
Foreign Currency Translation and Other	40	4	—	44
Ending Balance	383	200	—	583
Ending Balance: Individually Evaluated for Impairment	212	164	—	376
Ending Balance: Collectively Evaluated for Impairment	171	36	—	207
Receivables:
Ending Balance	9,725	10,001	69	19,795
Ending Balance: Individually Evaluated for Impairment	347	540	—	887
Ending Balance: Collectively Evaluated for Impairment	$9,378	$9,461	$69	$18,908
Financing receivables are considered impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms. Receivables reviewed for impairment generally include those that are either past due, have provided bankruptcy notification, or require significant collection efforts. Impaired receivables are generally classified as non-performing.

	September 30, 2018				December 31, 2017
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Investment	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Investment
	(in millions)
With an allowance recorded
Retail
NAFTA	$32	$31	$16	$34	$39	$37	$18	$41
EMEA	$253	$253	$183	$271	$260	$260	$170	$277
LATAM	$40	$40	$17	$45	$45	$45	$22	$32
APAC	$4	$3	$1	$4	$3	$3	$2	$2
Wholesale
NAFTA	$27	$25	$4	$36	$44	$44	$3	$49
EMEA	$270	$270	$118	$263	$457	$457	$134	$443
LATAM	$25	$17	$16	$27	$30	$17	$21	$28
APAC	$8	$7	$5	$9	$9	$9	$6	$4
Total
Retail	$329	$327	$217	$354	$347	$345	$212	$352
Wholesale	$330	$319	$143	$335	$540	$527	$164	$524
Troubled Debt Restructurings
A restructuring of a receivable constitutes a troubled debt restructuring (“TDR”) when a lender grants a concession it would not otherwise consider to a borrower experiencing financial difficulties. As a collateral based lender, the Company typically will repossess collateral in lieu of restructuring receivables. As such, for retail receivables, concessions are typically provided based on bankruptcy court proceedings. For wholesale receivables, concessions granted may include extended contract maturities, inclusion of interest-only periods, modification of a contractual interest rate to a below market interest rate and waiving of interest and principal.
TDRs are reviewed along with other receivables as part of management’s ongoing evaluation of the adequacy of the allowance for credit losses. The allowance for credit losses attributable to TDRs is based on the most probable source of repayment, which is normally the liquidation of collateral. In determining collateral value, the Company estimates the current fair market value of the equipment collateral and considers credit enhancements such as additional collateral and third-party guarantees.
As of September 30, 2018, the Company had 278 retail and finance lease contracts classified as TDRs where a court in the NAFTA region has determined the concession. The pre-modification value was $9 million and the post-modification value was $9 million. Additionally, the Company had 365 accounts with a balance of $17 million undergoing bankruptcy proceedings where a concession has not yet been determined. As of September 30, 2017, the Company had 235 retail and finance lease contracts classified as TDRs where a court in the NAFTA region has determined the concession. The pre-modification value of these contracts was $6 million and the post-modification value was $5 million. Additionally, the Company had 453 accounts with a balance of $30 million undergoing bankruptcy proceedings in NAFTA where a concession has not yet been determined. As the outcome of the bankruptcy cases is determined by a court based on available assets, subsequent re-defaults are unusual and were not material for retail and finance lease contracts that were modified in a TDR during the previous 12 months ended September 30, 2018 and 2017.
As of September 30, 2018 and 2017, the Company’s wholesale TDR agreements were immaterial.
Transfers of Financial Assets
The Company transfers a number of its financial receivables to securitization programs or factoring transactions.
A securitization transaction entails the sale of a portfolio of receivables to a securitization vehicle. This special purpose entity (“SPE”) finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). SPEs utilized in securitizations differ from other entities included in the Company’s condensed consolidated financial statements because the assets they hold are legally isolated. For bankruptcy analysis purposes, the Company has sold the receivables to the SPEs in a true sale and the SPEs are separate legal entities. Upon transfer of the receivables to the SPEs, the receivables and certain cash flows derived from them become restricted for use in meeting obligations to the SPEs creditors. The SPEs have ownership of cash balances that also have restrictions for the benefit of the SPEs’ investors. The Company’s interests in the SPEs’ receivables are subordinate to the interests of third party investors. None of the receivables that are directly or indirectly sold or transferred in any of these transactions are available to pay the Company’s creditors until all obligations of the SPE have been fulfilled.
These securitization trusts were determined to be VIEs, and consequently, the Company has consolidated these trusts. In its role as servicer, the Company has the power to direct the trusts’ activities. Through its retained interests, the Company has an obligation to absorb certain losses or the right to receive certain benefits that could potentially be significant to the trusts.
No recourse provisions exist that allow holders of the asset-backed securities issued by the trusts to put those securities back to the Company although the Company provides customary representations and warranties that could give rise to an obligation to repurchase from the trusts any receivables for which there is a breach of the representations and warranties. Moreover, the Company does not guarantee any securities issued by the trusts. The trusts have a limited life and generally terminate upon final distribution of amounts owed to investors or upon exercise of a cleanup-call option by the Company in its role as servicer.
Furthermore, factoring transactions may be either with recourse or without recourse; certain without recourse transfers include deferred payment clauses (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables), requiring first loss cover, meaning that the transferor takes priority participation in the losses, or requires a significant exposure to the cash flows arising from the transferred receivables to be retained. These types of transactions do not qualify for the derecognition of the assets since the risks and rewards connected with collection are not substantially transferred, and, accordingly, the Company continues to recognize the receivables transferred by this means in its balance sheet and a financial liability of the same amount under asset-backed financing.
At September 30, 2018 and December 31, 2017, the carrying amount of such restricted assets included in financing receivables above are the following (in millions):

	Restricted Receivables
	September 30, 2018	December 31, 2017
Retail note and finance lease receivables	$6,431	$6,833
Wholesale receivables	6,650	7,156
Total	$13,081	$13,989

10. INVENTORIES
Inventories as of September 30, 2018 and December 31, 2017 consist of the following:

	September 30, 2018	December 31, 2017
	(in millions)
Raw materials	$1,422	$1,278
Work-in-process	775	601
Finished goods	5,142	4,573
Total inventories	$7,339	$6,452
11. INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES
A summary of investments in unconsolidated subsidiaries and affiliates as of September 30, 2018 and December 31, 2017 is as follows:

	September 30, 2018	December 31, 2017
	(in millions)
Equity method	$522	$555
Cost method	3	6
Total	$525	$561
12. GOODWILL AND OTHER INTANGIBLES
Changes in the carrying amount of goodwill for the nine months ended September 30, 2018 are as follows:

	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Financial Services	Total
	(in millions)
Balance at Balance at January 1, 2018	$1,654	$593	$64	$5	$156	$2,472
Foreign currency translation and other	(3)	(5)	(2)	—	(2)	(12)
Balance at Balance at September 30, 2018	$1,651	$588	$62	$5	$154	$2,460
As of September 30, 2018 and December 31, 2017, the Company’s other intangible assets and related accumulated amortization consisted of the following:

		September 30, 2018			December 31, 2017
	Weighted Avg. Life	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
		(in millions)
Other intangible assets subject to amortization:
Dealer networks	15	$321	$204	$117	$328	$199	$129
Patents, concessions and licenses and other	5-25	1,826	1,457	369	1,834	1,444	390
		2,147	1,661	486	2,162	1,643	519
Other intangible assets not subject to amortization:
Trademarks		273	—	273	273	—	273
Total Other intangible assets		$2,420	$1,661	$759	$2,435	$1,643	$792
CNH Industrial recorded amortization expense of $27 million and $29 million for the three months ended September 30, 2018 and 2017, respectively, and $87 million and $85 million for the nine months ended September 30, 2018 and 2017, respectively.

13. OTHER LIABILITIES
A summary of Other liabilities as of September 30, 2018 and December 31, 2017 is as follows:

	September 30, 2018	December 31, 2017
	(in millions)
Repurchase price on buy-back agreements	$2,011	$2,176
Warranty and campaign programs	917	932
Marketing and sales incentive programs	1,346	1,335
Tax payables	670	765
Accrued expenses and deferred income	545	610
Accrued employee benefits	691	752
Legal reserves and other provisions	340	384
Contract reserve	276	344
Contract liabilities(1)	1,407	1,498
Restructuring reserve	52	60
Other	735	738
Total	$8,990	$9,594

(1)	Contract liabilities include $805 million and $926 million at September 30, 2018 and December 31, 2017, respectively, for future rents related to buy-back agreements.
Warranty and Campaign Programs
CNH Industrial pays for basic warranty and other service action costs. A summary of recorded activity for the three and nine months ended September 30, 2018 and 2017 for the basic warranty and accruals for campaign programs are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
	(in millions)		(in millions)
Balance at beginning of period	927	867	932	792
Current year additions	166	210	603	584
Claims paid	(162)	(193)	(532)	(509)
Currency translation adjustment and other	(14)	9	(86)	26
Balance at September 30	917	893	917	893
Restructuring Provision
The Company incurred restructuring expenses of $8 million and $16 million during the three and nine months ended September 30, 2018, respectively. The Company incurred restructuring expenses of $53 million and $77 million during the three and nine months ended September 30, 2017, respectively. The expenses during the three and nine months ended September 30, 2018 and 2017 primarily related to actions as part of the Company’s Efficiency Program launched in 2014.
14. COMMITMENTS AND CONTINGENCIES
As a global company with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, including dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy regulatory and contractual issues and environmental claims that arise in the ordinary course of business. The most significant of these matters are described below.
The outcome of any current or future proceedings, claims, or investigations cannot be predicted with certainty. Adverse decisions in one or more of these proceedings, claims or investigations could require the Company to pay substantial damages or undertake service actions, recall campaigns or other costly actions. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect CNH Industrial’s financial position and results. When it is probable that such a loss has been incurred and the amount can be reasonably estimated, an accrual has been made against the Company’s earnings and included in “Other liabilities” on the condensed consolidated balance sheets.

Although the ultimate outcome of legal matters pending against CNH Industrial and its subsidiaries cannot be predicted, the Company believes the reasonable possible range of losses for these unresolved legal matters in addition to the amounts accrued would not have a material effect on its condensed consolidated financial statements.
Environmental
Pursuant to the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), which imposes strict and, under certain circumstances, joint and several liability for remediation and liability for natural resource damages, and other federal and state laws that impose similar liabilities, CNH Industrial has received inquiries for information or notices of its potential liability regarding 65 non-owned U.S. sites at which regulated materials allegedly generated by CNH Industrial were released or disposed (“Waste Sites”). Of the Waste Sites, 15 are on the National Priority List (“NPL”) promulgated pursuant to CERCLA. For 59 of the Waste Sites, the monetary amount or extent of the Company’s liability has either been resolved, it has not been named as a potentially responsible party (“PRP”), or its liability is likely de minimis.
Because estimates of remediation costs are subject to revision as more information becomes available about the extent and cost of remediation and settlement agreements can be reopened under certain circumstances, the Company’s potential liability for remediation costs associated with the 65 Waste Sites could change. Moreover, because liability under CERCLA and similar laws can be joint and several, CNH Industrial could be required to pay amounts in excess of its pro rata share of remediation costs. However, when appropriate, the financial strength of other PRPs has been considered in the determination of the Company’s potential liability. CNH Industrial believes that the costs associated with the Waste Sites will not have a material effect on the Company’s business, financial position, or results of operations.
The Company is conducting environmental investigatory or remedial activities at certain properties that are currently or were formerly owned and/or operated or that are being decommissioned. The Company believes that the outcome of these activities will not have a material adverse effect on its business, financial position, or results of operations.
The actual costs for environmental matters could differ materially from those costs currently anticipated due to the nature of historical handling and disposal of hazardous substances typical of manufacturing and related operations, the discovery of currently unknown conditions and as a result of more aggressive enforcement by regulatory authorities and changes in existing laws and regulations. As in the past, CNH Industrial plans to continue funding its costs of environmental compliance from operating cash flows.
Investigation, analysis and remediation of environmental sites is a time consuming activity. The Company expects such costs to be incurred and claims to be resolved over an extended period of time that could exceed 30 years for some sites. As of September 30, 2018 and December 31, 2017, environmental reserves of approximately $35 million were established to address these specific estimated potential liabilities. Such reserves are undiscounted and do not include anticipated recoveries, if any, from insurance companies. After considering these reserves, management is of the opinion that the outcome of these matters will not have a material adverse effect on the Company’s financial position or results of operations.
Other Litigation and Investigation
European Commission settlement: Iveco, the Company’s wholly owned subsidiary, and its competitors were subject to an investigation by the European Commission (the “Commission”) into certain business practices in the European Union in relation to medium and heavy trucks. On July 19, 2016, the Commission announced a settlement with Iveco. Following the settlement, the Company has been named as defendant in current private litigation commenced in various European jurisdictions and Israel by customers and other third parties, either acting individually or as part of a wider group or class of claimants. These claims remain at an early stage. Further, the Company expects to face further claims based on the same legal grounds in various jurisdictions. The extent and outcome of these claims cannot be predicted at this time.
Guarantees
CNH Industrial provided guarantees on the debt or commitments of third parties and performance guarantees on non-consolidated affiliates as of September 30, 2018 and December 31, 2017 totaling of $450 million and $368 million, respectively.
Other Contingencies
CNH Industrial is successor to Fiat Industrial S.p.A. (“Fiat Industrial”), a company formed as a result of the separation of the non-automotive capital goods business of Fiat S.p.A. (which, effective October 12, 2014, was merged into Fiat Chrysler Automobiles N.V., “FCA”) (the “Demerger”). As such, CNH Industrial continues to be liable jointly with FCA for the liabilities of FCA that arose prior to the effective date of the Demerger (January 1, 2011) and were still outstanding at that date (the “Liabilities”). This statutory provision is limited to the value of the net assets transferred to Fiat Industrial in the Demerger and survives until the Liabilities are satisfied in full. Furthermore, CNH Industrial may be responsible jointly with FCA in relation to tax liabilities, even if such tax liabilities exceed the value of the net assets transferred to Fiat Industrial in the Demerger. At September 30, 2018, the outstanding Liabilities amounted to approximately €198 million ($229 million). CNH Industrial believes the risk of FCA’s insolvency is extremely remote, and therefore, no specific provision has been accrued in respect of the above-mentioned potential joint liability.

15. FINANCIAL INSTRUMENTS
The Company may elect to measure financial instruments and certain other items at fair value. This fair value option would be applied on an instrument-by-instrument basis with changes in fair value reported in earnings. The election can be made at the acquisition of an eligible financial asset, financial liability or firm commitment or, when certain specified reconsideration events occur. The fair value election may not be revoked once made. The Company has not elected the fair value measurement option for eligible items.
Fair-Value Hierarchy
The hierarchy of valuation techniques for financial instruments is based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources while unobservable inputs reflect the Company’s market assumptions. These two types of inputs have created the following fair-value hierarchy:
Level 1 - Quoted prices for identical instruments in active markets.
Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
Level 3 - Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.
This hierarchy requires the use of observable market data when available.
Determination of Fair Value
When available, the Company uses quoted market prices to determine fair value and classifies such items in Level 1. In some cases where a market price is not available, the Company will use observable market based inputs to calculate fair value, in which case the items are classified in Level 2.
If quoted or observable market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based or independently sourced market parameters such as interest rates, currency rates, or yield curves. Items valued using such internally generated valuation techniques are classified according to the lowest level input or value driver that is significant to the valuation. Thus, an item may be classified in Level 3 even though there may be some significant inputs that are readily observable.
The following section describes the valuation methodologies used by the Company to measure various financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified. Where appropriate, the description includes details of the valuation models, and the key inputs to those models as well as any significant assumptions.
Derivatives
CNH Industrial utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency exposures. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. CNH Industrial does not hold or enter into derivative or other financial instruments for speculative purposes. The credit and market risk related to derivatives is reduced through diversification among various counterparties, utilizing mandatory termination clauses and/or collateral support agreements. Derivative instruments are generally classified as Level 2 in the fair value hierarchy. The cash flows underlying all derivative contracts were recorded in operating activities in the condensed consolidated statements of cash flows.
Foreign Exchange Derivatives
CNH Industrial has entered into foreign exchange forward contracts and swaps in order to manage and preserve the economic value of cash flows in a currency different from the functional currency of the relevant legal entity. CNH Industrial conducts its business on a global basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities, and expected inventory purchases and sales. Derivative instruments utilized to hedge the foreign currency risk associated with anticipated inventory purchases and sales in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments are deferred in accumulated other comprehensive income (loss) and recognized in earnings when the related transaction occurs. Ineffectiveness related to these hedge relationships is recognized currently in the condensed consolidated statements of operations in the line “Other, net” and was not significant for all periods presented. The maturity of these instruments does not exceed 24 months and the after-tax gains (losses) deferred in accumulated other comprehensive income (loss) that will be recognized in net sales and cost of goods sold over the next twelve months assuming foreign exchange rates remain unchanged is approximately $2 million. If a derivative instrument is terminated because the hedge relationship is no longer effective or because the hedged item is a forecasted transaction that is no longer determined to be probable, the cumulative amount recorded in accumulated other comprehensive income (loss) is recognized immediately in earnings. Such amounts were insignificant in all periods presented.

CNH Industrial also uses forwards and swaps to hedge certain assets and liabilities denominated in foreign currencies. Such derivatives are considered economic hedges and not designated as hedging instruments. The changes in the fair values of these instruments are recognized directly in income in “Other, net” and are expected to offset the foreign exchange gains or losses on the exposures being managed.
All of CNH Industrial’s foreign exchange derivatives are considered Level 2 as the fair value is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s foreign exchange derivatives was $7.8 billion and $6.9 billion at September 30, 2018 and December 31, 2017, respectively.
Interest Rate Derivatives
CNH Industrial has entered into interest rate derivatives (swaps and caps) in order to manage interest rate exposures arising in the normal course of business. Interest rate derivatives that have been designated as cash flow hedges are being used by the Company to mitigate the risk of rising interest rates related to existing debt and anticipated issuance of fixed-rate debt in future periods. Gains and losses on these instruments, to the extent that the hedge relationship has been effective, are deferred in accumulated other comprehensive income (loss) and recognized in interest expense over the period in which CNH Industrial recognizes interest expense on the related debt. Any ineffectiveness is recorded in “Other, net” in the condensed consolidated statements of operations and was insignificant for all periods presented. The after-tax gains (losses) deferred in accumulated other comprehensive income (loss) that will be recognized in interest expense over the next twelve months is insignificant.
Interest rate derivatives that have been designated as fair value hedge relationships have been used by CNH Industrial to mitigate the volatility in the fair value of existing fixed rate bonds and medium-term notes due to changes in floating interest rate benchmarks. Gains and losses on these instruments are recorded in “Interest expense” in the period in which they occur and an offsetting gain or loss is also reflected in “Interest expense” based on changes in the fair value of the debt instrument being hedged due to changes in floating interest rate benchmarks. Costs relating to the ineffectiveness of such transactions were insignificant for the three and nine months ended September 30, 2018 and 2017.
CNH Industrial also enters into offsetting interest rate derivatives with substantially similar terms that are not designated as hedging instruments to mitigate interest rate risk related to CNH Industrial’s committed asset-backed facilities. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in income. These facilities require CNH Industrial to enter into interest rate derivatives. To ensure that these transactions do not result in the Company being exposed to this risk, CNH Industrial enters into a compensating position. Net gains and losses on these instruments were insignificant for the three and nine months ended September 30, 2018 and 2017.
All of CNH Industrial’s interest rate derivatives outstanding as of September 30, 2018 and December 31, 2017 are considered Level 2. The fair market value of these derivatives is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s interest rate derivatives was approximately $5.3 billion and $3.9 billion at September 30, 2018 and December 31, 2017, respectively.

Financial Statement Impact of CNH Industrial Derivatives
The fair values of CNH Industrial’s derivatives as of September 30, 2018 and December 31, 2017 in the condensed consolidated balance sheets are recorded as follows:

	September 30, 2018	December 31, 2017
	(in millions)
Derivatives Designated as Hedging Instruments
Assets
Foreign exchange contracts	$78	$53
Interest rate derivatives	4	7
Total Assets	$82	$60
Liabilities
Foreign exchange contracts	$(52)	$(55)
Interest rate derivatives	(28)	(16)
Total Liabilities	$(80)	$(71)
Derivatives Not Designated as Hedging Instruments
Assets
Foreign exchange contracts	$32	$13
Interest rate derivatives	5	4
Total Assets	$37	$17
Liabilities
Foreign exchange contracts	$(30)	$(22)
Interest rate derivatives	(5)	(5)
Total Liabilities	$(35)	$(27)
Pre-tax gains (losses) on the condensed consolidated statements of operations related to CNH Industrial’s derivatives for the three and nine months ended September 30, 2018 and 2017 are recorded in the following accounts:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
	(in millions)		(in millions)
Fair Value Hedges
Interest rate derivatives-Interest expense	$(3)	$—	$(13)	$(7)
Gains/(losses) on hedged items-Interest expense	$3	$—	$13	$7
Cash Flow Hedges
Recognized in accumulated other comprehensive income (effective portion):
Foreign exchange contracts-accumulated other comprehensive income	$20	$13	$31	$37
Interest rate derivatives-accumulated other comprehensive income	$(4)	$(1)	$10	$4
Reclassified from accumulated other comprehensive income (effective portion):
Foreign exchange contracts-Net sales	$(2)	$2	$(1)	$4
Foreign exchange contracts-Cost of goods sold	$(6)	$(9)	$14	$(43)
Foreign exchange contracts-Other, net	$10	$4	$24	$8
Interest rate derivatives-Interest expense	$(2)	$(1)	$(4)	$(2)
Not Designated as Hedges
Foreign exchange contracts-Other, net	$24	$(11)	$133	$13

Items Measured at Fair Value on a Recurring Basis
The following tables present for each of the fair-value hierarchy levels the Company’s assets and liabilities that are measured at fair value on a recurring basis at September 30, 2018 and December 31, 2017:

	Level 1		Level 2		Total
	September 30, 2018	December 31, 2017	September 30, 2018	December 31, 2017	September 30, 2018	December 31, 2017
	(in millions)
Assets
Foreign exchange derivatives	$—	$—	$110	$66	$110	$66
Interest rate derivatives	—	—	9	11	9	11
Cross currency swaps	—	—	—	—	—	—
Investments	1	1	—	—	1	1
Total Assets	$1	$1	$119	$77	$120	$78
Liabilities
Foreign exchange derivatives	$—	$—	$(82)	$(77)	$(82)	$(77)
Interest rate derivatives	—	—	(33)	(21)	(33)	(21)
Total Liabilities	$—	$—	$(115)	$(98)	$(115)	$(98)
Fair Value of Other Financial Instruments
The carrying value of cash and cash equivalents, restricted cash, trade accounts receivable and accounts payable included in the condensed consolidated balance sheets approximates its fair value.
Financial Instruments Not Carried at Fair Value
The estimated fair market values of financial instruments not carried at fair value in the condensed consolidated balance sheets as of September 30, 2018 and December 31, 2017 are as follows:

	September 30, 2018		December 31, 2017
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in millions)
Financing receivables	18,366	18,183	19,795	19,979
Debt	23,999	24,246	25,895	26,137
Financing Receivables
The fair value of financing receivables is based on the discounted values of their related cash flows at current market interest rates and they are classified as a Level 3 fair value measurement.
Debt
All debt is classified as a Level 2 fair value measurement with the exception of bonds issued by CNH Industrial Finance Europe S.A. and bonds issued by CNH Industrial N.V. that are classified as a Level 1 fair value measurement.
16. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The Company’s share of comprehensive income (loss) includes net income plus other comprehensive income, which includes changes in fair value of certain derivatives designated as cash flow hedges, certain changes in pension and other retirement benefit plans, foreign currency translations gains and losses, the Company’s share of other comprehensive income (loss) of entities accounted for using the equity method, and reclassifications for amounts included in net income (loss) less net income (loss) and other comprehensive income (loss) attributable to the noncontrolling interest. For more information on derivative instruments, see “Note 15: Financial Instruments”. For more information on pensions and retirement benefit obligations, see “Note 6: Employee Benefit Plans and Postretirement Benefits”. The Company’s other comprehensive income (loss) amounts are aggregated within accumulated other comprehensive income (loss). The tax effect for each component of other comprehensive income (loss) consisted of the following (in millions):

	Three Months Ended September 30, 2018
	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$16	$(1)	$15
Changes in retirement plans’ funded status	(14)	8	(6)
Foreign currency translation	(38)	—	(38)
Share of other comprehensive loss of entities using the equity method	(18)	—	(18)
Other comprehensive income (loss)	$(54)	$7	$(47)

	Nine Months Ended September 30, 2018
	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$8	$2	$10
Changes in retirement plans’ funded status	585	(135)	450
Foreign currency translation	(373)	—	(373)
Share of other comprehensive loss of entities using the equity method	(36)	—	(36)
Other comprehensive income (loss)	$184	$(133)	$51

	Three Months Ended September 30, 2017
	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$16	$—	$16
Changes in retirement plans’ funded status	20	(5)	15
Foreign currency translation	(99)	—	(99)
Share of other comprehensive loss of entities using the equity method	14	—	14
Other comprehensive income (loss)	$(49)	$(5)	$(54)

	Nine Months Ended September 30, 2017
	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$74	$7	$81
Changes in retirement plans’ funded status	66	(21)	45
Foreign currency translation	(373)	—	(373)
Share of other comprehensive loss of entities using the equity method	49	—	49
Other comprehensive income (loss)	$(184)	$(14)	$(198)

The changes, net of tax, in each component of accumulated other comprehensive income (loss) consisted of the following (in millions):

	Unrealized Gain (Loss) on Cash Flow Hedges	Change in Retirement Plans’ Funded Status	Foreign Currency Translation	Share of Other Comprehensive Income (Loss) of Entities Using the Equity Method	Total
Balance, January 1, 2017, as previously reported	$(88)	$(1,036)	$(490)	$(153)	$(1,767)
Adoption of ASC 606	—	—	5	—	5
Balance, January 1, 2017, as recast	(88)	(1,036)	(485)	(153)	(1,762)
Other comprehensive income (loss), before reclassifications	48	—	(373)	51	(274)
Amounts reclassified from other comprehensive income	33	45	—	—	78
Other comprehensive income (loss) *	81	45	(373)	51	(196)
Balance, September 30, 2017	$(7)	$(991)	$(858)	$(102)	$(1,958)

Balance, December 31, 2017, as previously reported	$1	$(950)	$(891)	$(118)	$(1,958)
Adoption of ASC 606	—	—	(8)	—	(8)
Balance, January 1, 2018, as recast	1	(950)	(899)	(118)	(1,966)
Other comprehensive income (loss), before reclassifications	38	438	(373)	(29)	74
Amounts reclassified from other comprehensive income (loss)	(28)	12	—	—	(16)
Other comprehensive income (loss) *	10	450	(373)	(29)	58
Balance, September 30, 2018	$11	$(500)	$(1,272)	$(147)	$(1,908)

(*)
Excluded from the table above is other comprehensive income (loss) allocated to noncontrolling interests of $(7) million and $(2) million for the nine months ended September 30, 2018 and 2017, respectively.

Significant amounts reclassified out of each component of accumulated other comprehensive income (loss) in the three and nine months ended September 30, 2018 and 2017 consisted of the following:

	Amounts Reclassified from Other Comprehensive Income (Loss)		Amount reclassified from other comprehensive income (loss)		Consolidated Statement of Operations Line
	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
	(in millions)		(in millions)
Cash flow hedges	$2	$(2)	$1	$(4)	Net sales
	6	9	(14)	43	Cost of goods sold
	(10)	(4)	(24)	(8)	Other, net
	2	1	4	2	Interest expense
	1	1	5	—	Income taxes
	$1	$5	$(28)	$33
Change in retirement plans’ funded status:
Amortization of actuarial losses	$20	$22	$62	$69	*
Amortization of prior service cost	(30)	(1)	(52)	(2)	*
	(3)	(6)	2	(22)	Income taxes
	$(13)	$15	$12	$45
Total reclassifications, net of tax	$(12)	$20	$(16)	$78
(*) These amounts are included in net periodic pension and other postretirement benefit cost. See “Note 6: Employee Benefit Plans and Postretirement Benefits” for additional information.

17. RELATED PARTY INFORMATION
CNH Industrial’s related parties are primarily EXOR N.V. and the companies that EXOR N.V. controls or has significant influence over, including Fiat Chrysler Automobiles N.V. and its subsidiaries and affiliates (“FCA”) and Ferrari N.V. and its subsidiaries and affiliates (“Ferrari”). As of September 30, 2018, EXOR N.V. held 42.1% of CNH Industrial’s voting power and had the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets and issuances of equity and the incurrence of indebtedness. The percentage above has been calculated as the ratio of (i) the aggregate number of common shares and special voting shares beneficially owned by EXOR N.V. to (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of September 30, 2018. In addition, CNH Industrial engages in transactions with its unconsolidated subsidiaries and affiliates over which CNH Industrial has a significant influence or jointly controls.
The Company’s Audit Committee reviews and evaluates all significant related party transactions.
Transactions with EXOR N.V. and its Subsidiaries and Affiliates
EXOR N.V. is an investment holding company in Europe. Among other things, EXOR N.V. manages a portfolio that includes investments in FCA and Ferrari. CNH Industrial did not enter into any significant transactions with EXOR N.V. during the three and nine months ended September 30, 2018 and 2017.
In connection with the Demerger, Fiat (now known as FCA) and Fiat Industrial (now known as CNH Industrial) entered into a Master Services Agreement (“MSA”) which sets forth the primary terms and conditions pursuant to which the service provider subsidiaries of CNH Industrial and FCA provide services (such as purchasing, tax, accounting and other back office services, security and training) to the service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries become parties to the MSA through the execution of an Opt-in letter that may contain additional terms and conditions. Pursuant to the MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. FCA subsidiaries provide CNH Industrial with administrative services such as accounting, cash management, maintenance of plant and equipment, security, information systems and training under the terms and conditions of the MSA and the applicable Opt-in letters.
Additionally, CNH Industrial sells engines and light commercial vehicles to and purchases engine blocks and other components from FCA subsidiaries. Furthermore, CNH Industrial and FCA may engage in other minor transactions in the ordinary course of business.
These transactions with FCA are reflected in the Company’s condensed consolidated financial statements as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
	(in millions)		(in millions)
Net sales	$168	$174	$564	$500
Cost of goods sold	$86	$110	$348	$336
Selling, general and administrative expenses	$36	$40	$112	$112

	September 30, 2018	December 31, 2017
	(in millions)
Trade receivables	$13	$17
Trade payables	$104	$96
Transactions with Unconsolidated Subsidiaries and Affiliates
CNH Industrial sells commercial vehicles, agricultural and construction equipment, and provides technical services to unconsolidated subsidiaries and affiliates such as IVECO-OTO MELARA Società Consortile a responsabilità limitata, CNH de Mexico SA de CV, Turk Traktor ve Ziraat Makineleri A.S. and New Holland HFT Japan Inc. CNH Industrial also purchases equipment from unconsolidated subsidiaries and affiliates, such as Turk Traktor ve Ziraat Makineleri A.S. These transactions primarily affected revenues, finance and interest income, cost of goods sold, trade receivables and payables and are presented as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
	(in millions)		(in millions)
Net sales	$201	$236	$845	$730
Cost of goods sold	$113	$117	$356	$327

	September 30, 2018	December 31, 2017
	(in millions)
Trade receivables	$170	$102
Trade payables	$82	$97
At September 30, 2018 and December 31, 2017, CNH Industrial had pledged guarantees on commitments of its joint ventures for an amount of $152 million and $255 million, respectively, mainly related to IVECO-OTO MELARA Società Consortile a responsabilità limitata. At September 30, 2018 CNH Industrial had pledged guarantees on commitments of its associated company for an amount of $247 million related to CNH Industrial Capital Europe S.a.S.
18. SUPPLEMENTAL INFORMATION
The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH Industrial. This supplemental data is as follows:
Industrial Activities - The financial information captioned “Industrial Activities” reflects the consolidation of all majority-owned subsidiaries except for Financial Services. Financial Services has been included using the equity method of accounting whereby the net income and net assets of Financial Services are reflected, respectively, in “Equity in income of unconsolidated subsidiaries and affiliates” in the accompanying condensed consolidated statements of operations, and in “Investment in Financial Services” in the accompanying condensed consolidated balance sheets.
Financial Services - The financial information captioned “Financial Services” reflects the consolidation or combination of Financial Services business.
Transactions between the “Industrial Activities” and “Financial Services” have been eliminated to arrive at the condensed consolidated financial statements.

	Statement of Operations
	Industrial Activities		Financial Services
	Three Months Ended September 30,		Three Months Ended September 30,
	2018	2017	2018	2017
	(in millions)
Revenues
Net sales	$6,245	$6,238	$—	$—
Finance, interest and other income	23	28	469	478
Total Revenues	$6,268	$6,266	$469	$478
Costs and Expenses
Cost of goods sold	$5,162	$5,229	$—	$—
Selling, general and administrative expenses	481	491	42	64
Research and development expenses	254	243	—	—
Restructuring expenses	8	53	—	—
Interest expense	102	172	138	141
Other, net	24	96	175	154
Total Costs and Expenses	$6,031	$6,284	$355	$359
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	237	(18)	114	119
Income tax (expense) benefit	(100)	(22)	(31)	(40)
Equity in income of unconsolidated subsidiaries and affiliates	2	14	9	7
Results from intersegment investments	92	86	—	—
Net income	$231	$60	$92	$86

	Statement of Operations
	Industrial Activities		Financial Services
	Nine Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
	(in millions)
Revenues
Net sales	$20,124	$18,053	$—	$—
Finance and interest income	73	93	1,469	1,492
Total Revenues	$20,197	$18,146	$1,469	$1,492
Costs and Expenses
Cost of goods sold	$16,606	$15,104	$—	$—
Selling, general and administrative expenses	1,553	1,480	153	185
Research and development expenses	743	662	—	—
Restructuring expenses	16	75	—	2
Interest expense	333	461	410	409
Other, net	228	224	524	537
Total Costs and Expenses	$19,479	$18,006	$1,087	$1,133
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	718	140	382	359
Income taxes	(202)	(104)	(110)	(119)
Equity income of unconsolidated subsidiaries and affiliates	28	46	25	20
Results from intersegment investments	297	260	—	—
Net income	$841	$342	$297	$260

	Balance Sheets
	Industrial Activities		Financial Services
	September 30, 2018	December 31, 2017	September 30, 2018	December 31, 2017
	(in millions)
ASSETS
Cash and cash equivalents	$3,549	$4,901	$564	$529
Restricted cash	—	—	708	770
Trade receivables	478	490	31	53
Financing receivables	1,161	1,718	19,283	20,699
Inventories, net	7,131	6,236	208	216
Property, plant and equipment, net	6,048	6,829	2	2
Investments in unconsolidated subsidiaries and affiliates	3,193	3,173	215	205
Equipment under operating leases	37	35	1,735	1,810
Goodwill	2,306	2,316	154	156
Other intangible assets, net	746	779	13	13
Deferred tax assets	627	869	160	198
Derivative assets	116	73	10	14
Other assets	1,645	1,742	291	358
Total Assets	$27,037	$29,161	$23,374	$25,023
LIABILITIES AND EQUITY
Debt	$6,627	$7,443	$19,449	$21,075
Trade payables	5,523	5,936	143	193
Deferred tax liabilities	9	94	211	215
Pension, postretirement and other postemployment benefits	1,583	2,280	30	20
Derivative liabilities	97	88	25	20
Other liabilities	8,422	9,063	635	686
Total Liabilities	$22,261	$24,904	$20,493	$22,209
Equity	4,747	4,232	2,881	2,814
Redeemable noncontrolling interest	29	25	—	—
Total Liabilities and Equity	$27,037	$29,161	$23,374	$25,023

	Statements of Cash Flows
	Industrial Activities		Financial Services
	Nine Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
	(in millions)
Operating activities:
Net income	$841	$342	$297	$260
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	535	536	3	4
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	293	232	185	198
Loss on disposal of assets	—	6	—	—
Loss on repurchase/early redemption of notes	—	56	—	—
Undistributed loss of unconsolidated subsidiaries	(147)	(4)	(25)	(20)
Other non-cash items	80	54	29	60
Changes in operating assets and liabilities:
Provisions	(88)	150	3	(2)
Deferred income taxes	(8)	(85)	15	4
Trade and financing receivables related to sales, net	(56)	89	513	(53)
Inventories, net	(1,186)	(940)	338	344
Trade payables	(10)	228	(36)	3
Other assets and liabilities	(306)	(72)	55	67
Net cash provided by (used in) operating activities	$(52)	$592	$1,377	$865
Investing activities:
Additions to retail receivables	—	—	(3,040)	(2,857)
Collections of retail receivables	—	—	3,029	3,104
Proceeds from sale of assets, net of assets sold under operating leases and assets sold under buy-back commitments	3	11	—	—
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and sold under buy-back commitments	(288)	(277)	(5)	(1)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(505)	(717)	(454)	(479)
Other	696	(156)	(470)	17
Net cash used in investing activities	$(94)	$(1,139)	$(940)	$(216)
Financing activities:
Proceeds from long-term debt	616	1,500	10,682	9,596
Payments of long-term debt	(1,242)	(2,044)	(11,197)	(9,950)
Net increase (decrease) in other financial liabilities	23	(72)	196	(115)
Dividends paid	(240)	(166)	(129)	(258)
Other	(156)	(16)	39	45
Net cash used in financing activities	$(999)	$(798)	$(409)	$(682)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(207)	265	(55)	40
Increase (decrease) in cash and cash equivalents and restricted cash	(1,352)	(1,080)	(27)	7
Cash and cash equivalents and restricted cash, beginning of year	4,901	4,649	1,299	1,205
Cash and cash equivalents and restricted cash, end of period	$3,549	$3,569	$1,272	$1,212

19. SUBSEQUENT EVENTS
The Company has evaluated subsequent events through November 13, 2018, which is the date the condensed consolidated financial statements were authorized for issuance. No significant events have occurred.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
GENERAL
CNH Industrial N.V. (“CNH Industrial” or the “Company”) is incorporated in, and under the laws of, the Netherlands. Unless otherwise indicated or the context otherwise requires, the terms “CNH Industrial” and the “Company” refer to CNH Industrial and its consolidated subsidiaries.
The Company has five reportable segments reflecting the five businesses directly managed by CNH Industrial N.V., consisting of: (i) Agricultural Equipment, which designs, produces and sells agricultural equipment (ii) Construction Equipment, which designs, produces and sells construction equipment (iii) Commercial Vehicles, which designs, produces and sell trucks, commercial vehicles, buses, and specialty vehicles (iv) Powertrain, which designs, produces and sells engines, transmissions and axles for those vehicles and engines for marine and power generation applications; and (v) Financial Services, which provides financial services to the customers of our products. The Company’s worldwide agricultural equipment, construction equipment, commercial vehicles, powertrain operations as well as corporate functions are collectively referred to as “Industrial Activities.”
The following discussion and analysis should be read in conjunction with our unaudited condensed consolidated financial statements and the notes to our unaudited condensed consolidated financial statements in this report, as well as our annual report on Form 20-F for the year ended December 31, 2017 filed with the U.S. Securities and Exchange Commission (“SEC”). Results for the interim periods presented are not necessarily indicative of the results to be expected for the full fiscal year due to seasonal and other factors.
Certain financial information in this report has been presented by geographic area. Our geographic regions are: (1) NAFTA; (2) EMEA; (3) LATAM; and (4) APAC. The geographic designations have the following meanings:

•	NAFTA—United States, Canada and Mexico;

•	EMEA—member countries of the European Union, member countries of the European Free Trade Association (“EFTA”), Ukraine, Balkans, African continent and the Middle East (excluding Turkey);

•	LATAM—Central and South America, and the Caribbean Islands; and

•	APAC—Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine).
ADOPTION OF NEW ACCOUNTING STANDARDS AND OF CERTAIN NEW NON-GAAP FINANCIAL MEASURES
As previously mentioned in the “Notes to the condensed consolidated financial statements” section of this quarterly report, on January 1, 2018, the Company adopted, on a retrospective basis, updated FASB accounting standards for revenue recognition (ASC 606), retirement benefits accounting (ASU 2017-07) and cash flow presentation (ASU 2016-18). 2017 figures presented in this “Management’s discussion and analysis of financial condition and results of operations” section have been recast to reflect the adoption of such updated accounting standards.
Furthermore, concurrently with the change in accounting standards, the Company reviewed the metrics on which the operating segments will be assessed. Effective January 1, 2018, the Chief Operating Decision Maker ("CODM") began to assess segment performance and make decisions about resource allocation based upon Adjusted EBIT and Adjusted EBITDA.
As such, we have introduced Adjusted EBIT and Adjusted EBITDA as new non-GAAP measures this year. These measures replace our previous Operating Profit non-GAAP measure. The Company believes Adjusted EBIT and Adjusted EBITDA more fully reflect segment and consolidated profitability. See "Non-GAAP Financial Measures" for information about these measures including how CNH Industrial calculates them. With reference to Financial Services, the CODM continues to assess the performance of the segment on the basis of net income prepared in accordance with U.S. GAAP.
Non-GAAP Financial Measures
We monitor our operations through the use of several non-GAAP financial measures. We believe that these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the reader’s ability to assess our financial performance and financial position. These measures facilitate management’s ability to identify operational trends as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These financial measures have no standardized meaning in U.S. GAAP, and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP.

Our primary non-GAAP financial measures are defined as follows:
Adjusted EBIT
Adjusted EBIT is defined as net income (loss) before income taxes, interest expenses of Industrial Activities, net, restructuring charges, the finance and non-service component of pension and other post-employment costs, foreign exchange gains/(losses) and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers to be rare or discrete events that are infrequent in nature and not reflective of on-going operational activities. We provide a reconciliation of Net Income (Loss), the most directly comparable U.S. GAAP financial measure included in our consolidated statements of operations, to Adjusted EBIT and Adjusted EBITDA.
Adjusted EBITDA
Adjusted EBITDA is defined as Adjusted EBIT plus depreciation and amortization including on assets sold under operating leases and assets sold under buy-back commitments. We provide a reconciliation of Net Income (Loss), the most directly comparable U.S. GAAP financial measure included in our consolidated statements of operations, to Adjusted EBIT and Adjusted EBITDA.
Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt)
Net Debt is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash and derivative hedging debt. We provide a reconciliation of Total Debt, which is the most directly comparable U.S. GAAP financial measure included in our consolidated balance sheets, to Net Debt. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.
Revenues on a Constant Currency Basis
We discuss the fluctuations in revenues on a constant currency basis by applying the prior-year average exchange rates to current year’s revenue expressed in local currency in order to eliminate the impact of foreign exchange (“FX”) rate fluctuations.
RESULTS OF OPERATIONS
The operations, and key financial measures and financial analysis, differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding our consolidated operations and financial results. For further information, see “Note 18: Supplemental Information” to our condensed consolidated financial statements for the three and nine months ended September 30, 2018, where we present supplemental consolidating data split by Industrial Activities and Financial Services. Industrial Activities include the Financial Services business on the equity basis of accounting. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated data.

Three Months Ended September 30, 2018 Compared to Three Months Ended September 30, 2017
Consolidated Results of Operations

	Three Months Ended September 30,
	2018	2017
	(in millions)
Revenues:
Net sales	$6,245	$6,238
Finance, interest and other income	441	451
Total Revenues	6,686	6,689
Costs and Expenses:
Cost of goods sold	5,162	5,229
Selling, general and administrative expenses	523	555
Research and development expenses	254	243
Restructuring expenses	8	53
Interest expense	189	258
Other, net	199	250
Total Costs and Expenses	6,335	6,588
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	351	101
Income tax (expense)	(131)	(62)
Equity in income of unconsolidated subsidiaries and affiliates	11	21
Net income	231	60
Net income attributable to noncontrolling interests	9	4
Net income attributable to CNH Industrial N.V.	$222	$56
Revenues
We recorded revenues of $6,686 million for the three months ended September 30, 2018, flat (up 4.0% on a constant currency basis) compared to the three months ended September 30, 2017. Net sales of Industrial Activities were $6,245 million in the three months ended September 30, 2018, flat (up 4.2% on a constant currency basis) compared to the three months ended September 30, 2017, mainly as a result of a 17.5% and 3.5% increase in Construction Equipment and Agricultural Equipment revenues, respectively, offset by declines in Commercial Vehicles and Powertrain revenues.
Cost of Goods Sold
Cost of goods sold were $5,162 million for the three months ended September 30, 2018 compared with $5,229 million for the three months ended September 30, 2017. As a percentage of net sales of Industrial Activities, cost of goods sold was 82.7% in the three months ended September 30, 2018 (83.8% for the three months ended September 30, 2017).
Selling, General and Administrative Expenses
Selling, general and administrative expenses were $523 million during the three months ended September 30, 2018 (7.8% of total revenues), down $32 million compared to the three months ended September 30, 2017 (8.3% of total revenues).
Research and Development Expenses
For the three months ended September 30, 2018, research and development expenses were $254 million compared to $243 million for the three months ended September 30, 2017. The expenses in both periods were primarily attributable to spending on engine development costs associated with emission requirements and continued investment in new products.
Restructuring Expenses
Restructuring expenses for the three months ended September 30, 2018 were $8 million compared to $53 million for the three months ended September 30, 2017. The expenses in the three months ended September 30, 2018 were primarily attributable to actions as part of the Efficiency Program launched in 2014. During the three months ended September 30, 2017, the Company recognized a pre-tax restructuring charge related to capacity realignments of its firefighting business as part of the Efficiency Program totaling $47 million, of which $14 million was a non-cash charge.
Interest Expense
Interest expense was $189 million for the three months ended September 30, 2018 compared to $258 million for the three months ended September 30, 2017. The interest expense attributable to Industrial Activities for the three months ended September 30, 2018, net of interest income and eliminations, was $79 million compared to $144 million in the three months ended September 30, 2017. In the three months ended September 30, 2017, interest expense included a charge of $39 million related to the repurchase of portions of outstanding CNH Industrial Finance Europe S.A.'s 6.250% notes due 2018 and 2.750% notes due 2019. Excluding this charge, the decrease was primarily attributable to refinancing and early retirement of certain high yield debt as well as lower average indebtedness.
Other, net
Other, net expenses were $199 million for the three months ended September 30, 2018 compared to $250 million in the three months ended September 30, 2017, of which $24 million related to Industrial Activities ($96 million in the three months ended September 30, 2017) and $175 million related to Financial Services ($154 million in the three months ended September 30, 2017). Other, net expenses attributable to Industrial Activities included foreign exchange losses of $12 million and $41 million for the three months ended September 30, 2018 and 2017, respectively, Pension/Other Post Employment Benefit ("OPEB") costs of $13 million and $24 million for the three months ended September 30, 2018 and 2017, respectively, and Benefits Modification Amortization of $(30) million for the three months ended September 30, 2018. There was no Benefits Modification Amortization for the three months ended September 30, 2017. Other, net expenses attributable to Financial Services primarily included depreciation of assets under operating lease of $59 million and $79 million for the three months ended September 30, 2018 and 2017, respectively, as well as the cost of used assets sold at the end of the operating lease contract of $101 million and $71 million for the three months ended September 30, 2018 and 2017, respectively.
Income Taxes

	Three Months Ended September 30,
	2018	2017
	(in millions, except percentages)
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	$351	$101
Income tax (expense)	$(131)	$(62)
Effective tax rate	37.3%	61.4%
Income tax expense for the three months ended September 30, 2018 was $131 million compared to $62 million for the three months ended September 30, 2017. The effective tax rates for the three months ended September 30, 2018 and 2017 were 37.3% and 61.4%, respectively. Excluding the impacts of restructuring in both periods, the Benefits Modification Amortization in 2018, a tax adjustment in 2018 related to a valuation allowance established against certain deferred tax assets, the 2018 refinement to the 2017 impact of U.S. Tax Reform and the charge to repurchase the notes in 2017, the effective tax rates were 35.9% and 32.6% in the three months ended September 30, 2018 and 2017, respectively.
U.S. Tax Reform changed many aspects of U.S. corporate income taxation, including, but not limited to, reducing the corporate tax rate from 35% to 21%, implementing a quasi-territorial tax system and imposing a tax on deemed repatriated earnings of certain foreign subsidiaries. At the end of 2017, the Company reasonably estimated the effects of U.S. Tax Reform. During the three months ended September 30, 2018, the Company recognized an immaterial net tax benefit, in accordance with the guidance outlined in Staff Accounting Bulletin No. 118 ("SAB 118"), in refining the provisional estimates of U.S. Tax Reform reflected in our 2017 results. During the final three months of 2018, the Company will finalize its provisional estimates of accounting for the impacts of U.S. Tax Reform.
As of the three months ended September 30, 2018, the Company maintained a full valuation allowance on certain Italian net deferred tax assets. There has, however, been a trend of increasingly positive evidence indicating these deferred tax assets could be realized. Such evidence has included, but not been limited to, a recent emergence from losses in current cumulative three-year periods. Given the cyclical nature of our business, a sustained period of cumulative pre-tax earnings, coupled with projections of future income before taxes, would represent significant positive evidence regarding possible recognition of these deferred tax assets. Accordingly, we will continue assessing these and other factors in concluding whether, based on the weight of all available evidence, it is more likely than not these deferred tax assets will be realized. Currently, we believe it is at least reasonably possible a significant portion or all of this valuation allowance could be released within the next 12 months, perhaps as soon as the final quarter of this year. Such a release would materially and favorably affect net income as the valuation allowance was approximately $0.7 billion at December 31, 2017.

Equity in Income of Unconsolidated Subsidiaries and Affiliates
Equity in income of unconsolidated subsidiaries and affiliates totaled $11 million and $21 million for the three months ended September 30, 2018 and 2017, respectively.
Net Income
Net income was $231 million in the three months ended September 30, 2018 compared to net income of $60 million in the three months ended September 30, 2017. Net income of $231 million in the three months ended September 30, 2018 included a pre-tax gain of $30 million ($23 million net of tax impact) as a result of the Benefits Modification Amortization. In the three months ended September 30, 2017, net income included a charge of $39 million related to the repurchase of notes, as well as $53 million of restructuring charges (compared to $8 million in the three months ended September 30, 2018).
Industrial Activities and Business Segments
The following tables show revenues, Adjusted EBIT and Adjusted EBITDA by segment. We have also included a discussion of our results by Industrial Activities and each of our business segments.

	Three Months Ended September 30,
	2018	2017	% Change	% Change Excl. FX
	(in millions, except percentages)
Revenues:
Agricultural Equipment	$2,636	$2,547	3.5%	8.4%
Construction Equipment	726	618	17.5%	21.2%
Commercial Vehicles	2,404	2,573	(6.6)%	(3.0)%
Powertrain	972	1,074	(9.5)%	(6.4)%
Eliminations and other	(493)	(574)
Total Net sales of Industrial Activities	6,245	6,238	0.1%	4.2%
Financial Services	469	478	(1.9)%	2.3%
Eliminations and other	(28)	(27)
Total Revenues	$6,686	$6,689	0.0%	4.0%

	Three Months Ended September 30,
	2018	2017	$ Change	2018 Adj EBIT Margin	2017 Adj EBIT Margin
	(in millions, except percentages)
Adjusted EBIT by segment:
Agricultural Equipment	$196	$173	$23	7.4%	6.8%
Construction Equipment	26	2	24	3.6%	0.3%
Commercial Vehicles	68	43	25	2.8%	1.7%
Powertrain	82	88	(6)	8.4%	8.2%
Unallocated items, eliminations and other	(51)	(48)	(3)
Total Industrial Activities	321	258	63	5.1%	4.1%
Financial Services	123	126	(3)	26.2%	26.4%
Eliminations and other	—	—	—
Adjusted EBIT	$444	$384	$60	6.6%	5.7%

	Three Months Ended September 30,
	2018	2017	$ Change	2018 Adj EBITDA Margin	2017 Adj EBITDA Margin
	(in millions, except percentages)
Adjusted EBITDA by segment:
Agricultural Equipment	$272	$255	$17	10.3%	10.0%
Construction Equipment	41	18	23	5.6%	2.9%
Commercial Vehicles	216	177	39	9.0%	6.9%
Powertrain	113	120	(7)	11.6%	11.2%
Unallocated items, eliminations and other	(51)	(48)	(3)
Total Industrial Activities	591	522	69	9.5%	8.4%
Financial Services	182	198	(16)	38.8%	41.4%
Eliminations and other	—	—	—
Adjusted EBITDA	$773	$720	$53	11.6%	10.8%
Net sales of Industrial Activities were $6,245 million during the three months ended September 30, 2018, flat (up 4.2% on a constant currency basis) compared to the same period of 2017, mainly driven by a 17.5% increase in Construction Equipment and a 3.5% increase in Agricultural Equipment, offset by declines in Commercial Vehicles and Powertrain.
Adjusted EBIT of Industrial Activities was $321 million in the three months ended September 30, 2018, a $63 million increase from the three months ended September 30, 2017, with an Adjusted EBIT margin of 5.1% up 1.0 percentage points (“p.p.”) compared to the three months ended September 30, 2017.
Adjusted EBITDA of Industrial Activities was up 13.2% to $591 million for the three months ended September 30, 2018 compared to $522 million for the three months ended September 30, 2017, with an Adjusted EBITDA margin of 9.5%, up 1.1 p.p. compared to the three months ended September 30, 2017, as a result of improvements in operating profitability.
Business Segment Performance
Agricultural Equipment
Net Sales
The following table shows Agricultural Equipment net sales by geographic region for the three months ended September 30, 2018 compared to the three months ended September 30, 2017:
Agricultural Equipment Sales—by geographic region:

	Three Months Ended September 30,
(in millions, except percentages)	2018	2017	% Change
NAFTA	$945	$824	14.7%
EMEA	894	862	3.7%
LATAM	401	410	(2.2)%
APAC	396	451	(12.2)%
Total	$2,636	$2,547	3.5%
Net sales of Agricultural Equipment were $2,636 million for the three months ended September 30, 2018, an increase of 3.5% (up 8.4% on a constant currency basis) compared to the three months ended September 30, 2017 primarily due to price realization across all regions and higher sales volumes in NAFTA, partially offset by a revenue decline in APAC, primarily Australia.
For the three months ended September 30, 2018, worldwide industry unit sales were down 6% compared to the three months ended September 30, 2017. In NAFTA, industry volumes in the over 140 horsepower (“hp”) tractor market sector were up 34% and combines were up 9%. Industry volumes for under 140 hp tractors in NAFTA were also up 7%. EMEA markets were down 3% and 17% for tractors and combines, respectively. In LATAM, the tractor market increased 5% and the combine market increased 24%. APAC markets decreased 11% and 1% for tractors and combines, respectively.

Adjusted EBIT
Adjusted EBIT was $196 million in the three months ended September 30, 2018 ($173 million in the three months ended September 30, 2017). Adjusted EBIT margin increased 0.6 p.p. to 7.4% compared to the three months ended September 30, 2017. The increase was mainly attributable to favorable net price realization, while the anticipated raw material cost increase was offset by manufacturing efficiencies and lower warranty costs due to improved quality performance. Similar to previous quarters, Agricultural Equipment maintained increased product development spending by 10%, related primarily to precision farming and compliance with Stage V emissions requirements.
Construction Equipment
Net Sales
The following table shows Construction Equipment net sales by geographic region for the three months ended September 30, 2018 compared to the three months ended September 30, 2017:
Construction Equipment Sales—by geographic region:

	Three Months Ended September 30,
(in millions, except percentages)	2018	2017	% Change
NAFTA	$388	$319	21.6%
EMEA	130	127	2.4%
LATAM	83	86	(3.5)%
APAC	125	86	45.3%
Total	$726	$618	17.5%
Net sales of Construction Equipment were $726 million for the three months ended September 30, 2018, an increase of 17.5% compared to the three months ended September 30, 2017 (up 21.2% on a constant currency basis) as a result of positive net price realization and favorable end-user demand, primarily in NAFTA and APAC.
During the three months ended September 30, 2018, Construction Equipment’s worldwide heavy equipment and worldwide light equipment industry sales were up 13% and 17%, respectively compared to the three months ended September 30, 2017.
Adjusted EBIT
Adjusted EBIT was $26 million for the three months ended September 30, 2018 ($2 million in the three months ended September 30, 2017). Adjusted EBIT margin increased 3.3 p.p. to 3.6% compared to the three months ended September 30, 2017. Results were favorably impacted by higher volume, favorable product mix, and positive net price realization, more than offsetting raw material cost increases. During the three months ended September 30, 2018 production levels were 13% above retail demand, in anticipation of the fourth quarter retail selling season.
Commercial Vehicles
Net Sales
The following table shows Commercial Vehicles’ net sales by geographic region for the three months ended September 30, 2018 compared to the three months ended September 30, 2017:
Commercial Vehicles Sales—by geographic region:

	Three Months Ended September 30,
(in millions, except percentages)	2018	2017	% Change
NAFTA	$3	$4	n.m.
EMEA	2,054	2,079	(1.2)%
LATAM	167	235	(28.9)%
APAC	180	255	(29.4)%
Total	$2,404	$2,573	(6.6)%
n.m. – not meaningful

Commercial Vehicles’ net sales were $2,404 million for the three months ended September 30, 2018, a decline of 6.6% (down 3.0% on a constant currency basis) compared to the three months ended September 30, 2017, as a result of lower sales volumes, primarily in heavy vehicle trucks in EMEA, partially offset by favorable pricing across all regions. Total deliveries were down 8% year-over-year, as increased volumes in light commercial vehicles and buses, due to increased end-user demand in EMEA and Brazil, were more than offset by the impact of lower EMEA volumes in heavy vehicles. The decline in heavy vehicle sales is attributable to a strategy shift which focuses sales on a more profitable product portfolio, including alternative propulsion vehicles.
During the three months ended September 30, 2018, the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, increased 7% compared to the same period in 2017. In Europe, the Light Commercial Vehicles (“LCV”) market (GVW 3.5-7.49 tons) increased 6% and the Medium & Heavy (“M&H”) truck market (GVW ≥7.5 tons) increased 8%. In LATAM, new truck registrations (GVW ≥3.5 tons) increased 23% over the same period of 2017 with an increase of 51% in Brazil, partially offset by a decrease of 31% in Argentina. In APAC, new truck registrations fell by 2%.
In the three months ended September 30, 2018, Commercial Vehicles’ estimated market share in the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was 11.4%, down 1.4 p.p. compared to the three months ended September 30, 2017. Commercial Vehicles’ market share in LATAM in the three months ended September 30, 2018 was 8.7%, down 3.4 p.p. compared to the three months ended September 30, 2017.
Commercial Vehicles delivered approximately 31,000 vehicles (including buses and specialty vehicles) in the three months ended September 30, 2018, representing an 8% decrease from the same prior-year period. Volumes were down 2% and 21% in LCV and M&H truck segments, respectively. Commercial Vehicles’ deliveries decreased 5%, 17% and 27% in EMEA, LATAM and APAC, respectively.
In the three months ended September 30, 2018, Commercial Vehicles’ ratio of orders received to units shipped and billed, or book-to-bill ratio, for the European truck market was 0.94. In the three months ended September 30, 2018, truck order intake in Europe decreased 9% compared to the three months ended September 30, 2017, with a 37% decrease in M&H, partially offset by a 5% increase in LCV.
Adjusted EBIT
Adjusted EBIT was $68 million for the three months ended September 30, 2018 ($43 million in the three months ended September 30, 2017). Adjusted EBIT margin increased 1.1 p.p. to 2.8% compared to the three months ended September 30, 2017. The increase was mainly the result of favorable product mix and positive net price realization, primarily in the truck product line-up.
Powertrain
Net Sales
Powertrain net sales were $972 million for the three months ended September 30, 2018, a 9.5% decrease from the three months ended September 30, 2017 (down 6.4% on a constant currency basis), due to lower sales volume, primarily attributable to a different calendarization of the engine sales associated with the transition to the new Stage V regulation. Sales to external customers accounted for 52% of total net sales (48% in the three months ended September 30, 2017).
During the three months ended September 30, 2018, Powertrain sold approximately 134,600 engines, a decrease of 9% compared to the three months ended September 30, 2017. In terms of major customers, 24% of engine units were supplied to Commercial Vehicles, 15% to Agricultural Equipment, 5% to Construction Equipment and the remaining 56% to external customers. Additionally, Powertrain delivered approximately 15,400 transmissions, a decrease of 3% compared to the three months ended September 30, 2017, and approximately 35,000 axles, a decrease of 16% compared to the three months ended September 30, 2017.
Adjusted EBIT
Adjusted EBIT was $82 million for the three months ended September 30, 2018 ($88 million in the three months ended September 30, 2017). Adjusted EBIT margin slightly increased to 8.4% as favorable product mix more than offset a 9% decline in engine volumes and higher product development spending.
Financial Services Performance
Finance, Interest and Other Income
Financial Services reported revenues of $469 million for the three months ended September 30, 2018, a decrease of 1.9% compared to the three months ended September 30, 2017 (up 2.3% on a constant currency basis), primarily due to a lower average portfolio balance in NAFTA, partially offset by growth in other regions.
Net Income
Net income of Financial Services was $92 million for the three months ended September 30, 2018, a $6 million increase over the three months ended September 30, 2017.

Retail loan originations in the three months ended September 30, 2018, including unconsolidated joint ventures, were $2.4 billion, relatively flat compared to the three months ended September 30, 2017. The managed portfolio, including unconsolidated joint ventures, was $25.5 billion as of September 30, 2018 (of which retail was 63% and wholesale was 37%), down $0.5 billion compared to September 30, 2017. Excluding the impact of currency translation, the managed portfolio increased $0.4 billion compared to the same period in 2017.
Reconciliation of Net Income (Loss) to Adjusted EBIT and Adjusted EBITDA
The following table includes the reconciliation of Adjusted EBIT and Adjusted EBITDA, non-GAAP financial measures, to net income, the most comparable U.S. GAAP financial measure.

	Three Months Ended September 30,
	2018	2017
	(in millions)
Net income	$231	$60
Income tax (expense)	131	62
Interest expenses of Industrial Activities, net of interest income and eliminations	79	144
Foreign exchange (gains) losses, net	12	41
Finance and non-service component of Pension and other post-employment benefit costs	(17)	24
Restructuring expenses	8	53
Adjusted EBIT	$444	$384
Depreciation and Amortization	174	186
Depreciation of assets under operating leases and assets sold with buy-back commitments	155	150
Adjusted EBITDA	$773	$720
Nine Months Ended September 30, 2018 Compared to Nine Months Ended September 30, 2017
Consolidated Results of Operations

	Nine Months Ended September 30,
	2018	2017
	(in millions)
Revenues:
Net sales	$20,124	$18,053
Finance, interest and other income	1,380	1,424
Total Revenues	21,504	19,477
Costs and Expenses:
Cost of goods sold	16,606	15,104
Selling, general and administrative expenses	1,706	1,665
Research and development expenses	743	662
Restructuring expenses	16	77
Interest expense	581	710
Other, net	752	760
Total Costs and Expenses	20,404	18,978
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	1,100	499
Income tax (expense)	(312)	(223)
Equity in income of unconsolidated subsidiaries and affiliates	53	66
Net income	841	342
Net income attributable to noncontrolling interests	27	12
Net income attributable to CNH Industrial N.V.	$814	$330

Revenues
We recorded revenues of $21,504 million for the nine months ended September 30, 2018, an increase of 10.4% (up 8.4% on a constant currency basis) compared to the nine months ended September 30, 2017. Net sales of Industrial Activities were $20,124 million in the nine months ended September 30, 2018, an increase of 11.5% (up 9.2% on a constant currency basis) compared to the prior period as a result of increased volumes in all Industrial Activities segments.
Cost of Goods Sold
Cost of goods sold were $16,606 million for the nine months ended September 30, 2018 compared with $15,104 million for the nine months ended September 30, 2017. The increase of 9.9% was driven by the increase in revenues. As a percentage of net sales of Industrial Activities, cost of goods sold was 82.5% in the nine months ended September 30, 2018 (83.7% for the nine months ended September 30, 2017).
Selling, General and Administrative Expenses
Selling, general and administrative expenses were $1,706 million during the nine months ended September 30, 2018 (7.9% of total revenues), up $41 million compared to the nine months ended September 30, 2017 (8.5% of total revenues).
Research and Development Expenses
For the nine months ended September 30, 2018, research and development expenses were $743 million compared to $662 million for the nine months ended September 30, 2017. The expenses in both periods were primarily attributable to spending on engine development costs associated with emission requirements and continued investment in new products.
Restructuring Expenses
Restructuring expenses for the nine months ended September 30, 2018 were $16 million compared to $77 million for the nine months ended September 30, 2017. The expenses in the nine months ended September 30, 2018 were primarily attributable to actions in Commercial Vehicles as part of the Efficiency Program launched in 2014. The expenses during the nine months ended September 30, 2017 were primarily attributable to actions within Agricultural Equipment, Commercial Vehicles and Construction Equipment as part of the Company's Efficiency Program.
Interest Expense
Interest expense was $581 million for the nine months ended September 30, 2018 compared to $710 million for the nine months ended September 30, 2017. The interest expense attributable to Industrial Activities for the nine months ended September 30, 2018, net of interest income and eliminations, was $260 million compared to $368 million in the nine months ended September 30, 2017. In the nine months ended September 30, 2017 interest expense included a charge of $56 million related to the repurchase/early redemption of notes. Excluding this charge, the decrease was primarily attributable to refinancing and early retirement of certain high yield debt as well as lower average indebtedness.
Other, net
Other, net expenses were $752 million for the nine months ended September 30, 2018 compared to $760 million in the nine months ended September 30, 2017, of which $228 million related to Industrial Activities ($224 million in the nine months ended September 30, 2017) and $524 million related to Financial Services ($537 million in the nine months ended September 30, 2017). Other, net expenses attributable to Industrial Activities included foreign exchange losses of $134 million and $97 million for the nine months ended September 30, 2018 and 2017, respectively, Pension/OPEB costs of $47 million and $69 million for the nine months ended September 30, 2018 and 2017, respectively, and Benefits Modification Amortization of $(50) million for the nine months ended September 30, 2018. There was no Benefits Modification Amortization for the nine months ended September 30, 2017. Other, net expenses attributable to Financial Services primarily included depreciation of assets under operating leases of $185 million and $223 million for the nine months ended September 30, 2018 and 2017, respectively, as well as the cost of used assets sold at the end of the operating lease contract of $307 million and $292 million for the nine months ended September 30, 2018 and 2017, respectively.

Income Taxes

	Nine Months Ended September 30,
	2018	2017
	(in millions, except percentages)
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	1,100	499
Income tax (expense)	(312)	(223)
Effective tax rate	28.4%	44.7%
Income tax expense for the nine months ended September 30, 2018 was $312 million compared to $223 million in the nine months ended September 30, 2017. The effective tax rates for the nine months ended September 30, 2018 and 2017 were 28.4% and 44.7%, respectively. Excluding the impacts of restructuring in both periods, the Benefits Modification Amortization in 2018, a tax adjustment in 2018 related to a valuation allowance established against certain deferred tax assets, the 2018 refinement to the 2017 impact of U.S. Tax Reform and the charge to repurchase/early redeem the notes in 2017, the effective tax rates were 27.8% and 37.5% in the nine months ended September 30, 2018 and 2017, respectively. The lower effective tax rate in the current period is primarily attributable to a favorable geographic mix of pre-tax earnings, including improved pre-tax results in jurisdictions where the Company was unable to benefit from pre-tax losses as well as a lower U.S. tax rate.
U.S. Tax Reform changed many aspects of U.S. corporate income taxation, including, but not limited to, reducing the corporate tax rate from 35% to 21%, implementing a quasi-territorial tax system and imposing a tax on deemed repatriated earnings of certain foreign subsidiaries. At the end of 2017, the Company reasonably estimated the effects of U.S. Tax Reform. During the nine months ended September 30, 2018, the Company recognized an immaterial net tax benefit, in accordance with the guidance outlined in Staff Accounting Bulletin No. 118 ("SAB 118"), in refining the provisional estimates of U.S. Tax Reform reflected in our 2017 results. During the final three months of 2018, the Company will finalize its provisional estimates of accounting for the impacts of U.S. Tax Reform.
As of the nine months ended September 30, 2018, the Company maintained a full valuation allowance on certain Italian net deferred tax assets. There has, however, been a trend of increasingly positive evidence indicating these deferred tax assets could be realized. Such evidence has included, but not been limited to, a recent emergence from losses in current cumulative three-year periods. Given the cyclical nature of our business, a sustained period of cumulative pre-tax earnings, coupled with projections of future income before taxes, would represent significant positive evidence regarding possible recognition of these deferred tax assets. Accordingly, we will continue assessing these and other factors in concluding whether, based on the weight of all available evidence, it is more likely than not these deferred tax assets will be realized. Currently, we believe it is at least reasonably possible a significant portion or all of this valuation allowance could be released within the next 12 months, perhaps as soon as the final quarter of this year. Such a release would materially and favorably affect net income as the valuation allowance was approximately $0.7 billion at December 31, 2017.

Equity in Income of Unconsolidated Subsidiaries and Affiliates
Equity in income of unconsolidated subsidiaries and affiliates totaled $53 million and $66 million for the nine months ended September 30, 2018 and 2017, respectively.
Net Income
Net income was $841 million in the nine months ended September 30, 2018 compared to net income of $342 million in the nine months ended September 30, 2017.
Industrial Activities and Business Segments
The following tables show revenues, Adjusted EBIT and Adjusted EBITDA by segment. We have also included a discussion of our results by Industrial Activities and each of our business segments.

	Nine Months Ended September 30,
	2018	2017	% Change	% Change Excl. FX
	(in millions, except percentages)
Revenues:
Agricultural Equipment	$8,527	$7,553	12.9%	12.8%
Construction Equipment	2,207	1,770	24.7%	24.6%
Commercial Vehicles	7,788	7,296	6.7%	2.4%
Powertrain	3,376	3,211	5.1%	0.0%
Eliminations and other	(1,774)	(1,777)
Total Net sales of Industrial Activities	20,124	18,053	11.5%	9.2%
Financial Services	1,469	1,492	(1.5)%	(0.7)%
Eliminations and other	(89)	(68)
Total Revenues	$21,504	$19,477	10.4%	8.4%

	Nine Months Ended September 30,
	2018	2017	$ Change	2018 Adj EBIT Margin	2017 Adj EBIT Margin
	(in millions, except percentages)
Adjusted EBIT by segment:
Agricultural Equipment	$778	$549	$229	9.1%	7.3%
Construction Equipment	59	(22)	81	2.7%	(1.2)%
Commercial Vehicles	209	132	77	2.7%	1.8%
Powertrain	285	259	26	8.4%	8.1%
Unallocated items, eliminations and other	(178)	(123)	(55)
Total Industrial Activities	1,153	795	358	5.7%	4.4%
Financial Services	407	381	26	27.7%	25.5%
Eliminations and other	—	—	—
Adjusted EBIT	$1,560	$1,176	$384	7.3%	6.0%

	Nine Months Ended September 30,
	2018	2017	$ Change	2018 Adj EBITDA Margin	2017 Adj EBITDA Margin
	(in millions, except percentages)
Adjusted EBITDA by segment:
Agricultural Equipment	$1,009	$786	$223	11.8%	10.4%
Construction Equipment	105	26	79	4.8%	1.5%
Commercial Vehicles	661	522	139	8.5%	7.2%
Powertrain	383	352	31	11.3%	11.0%
Unallocated items, eliminations and other	(177)	(123)	(54)
Total Industrial Activities	1,981	1,563	418	9.8%	8.7%
Financial Services	595	583	12	40.5%	39.1%
Eliminations and other	—	—	—
Adjusted EBITDA	$2,576	$2,146	$430	12.0%	11.0%
Net sales of Industrial Activities were $20,124 million during the nine months ended September 30, 2018, an increase of 11.5% (up 9.2% on a constant currency basis) compared to the same period of 2017 driven by increased revenues in each Industrial Activities segment.
Adjusted EBIT of Industrial Activities was $1,153 million in the nine months ended September 30, 2018, a $358 million increase over the nine months ended September 30, 2017, with an Adjusted EBIT margin of 5.7%, up 1.3 p.p. compared to the nine months ended September 30, 2017.

Adjusted EBITDA of Industrial Activities was up 26.7% to $1,981 million for the nine months ended September 30, 2018 compared to $1,563 million for the nine months ended September 30, 2017, with an Adjusted EBITDA margin of 9.8%, up 1.1 p.p. compared to the nine months ended September 30, 2017.
Business Segment Performance
Agricultural Equipment
Net Sales
The following table shows Agricultural Equipment net sales by geographic region for the nine months ended September 30, 2018 compared to the nine months ended September 30, 2017:
Agricultural Equipment Sales—by geographic region:

	Nine Months Ended September 30,
(in millions, except percentages)	2018	2017	% Change
NAFTA	$2,793	$2,434	14.7%
EMEA	3,291	2,784	18.2%
LATAM	1,110	1,125	(1.3)%
APAC	1,333	1,210	10.2%
Total	$8,527	$7,553	12.9%
Net sales of Agricultural Equipment were $8,527 million for the nine months ended September 30, 2018, an increase of 12.9% (up 12.8% on a constant currency basis) compared to the nine months ended September 30, 2017, primarily due to higher sales volumes and positive net price realization.
For the nine months ended September 30, 2018, worldwide industry unit sales increased 3% compared to the prior period. In NAFTA, industry volumes in the over 140 hp tractor market sector were up 13% and combines were up 12%. Industry volumes for under 140 hp tractors in NAFTA were up 6%. EMEA markets were down 3% for tractors and up 6% for combines. In LATAM, the tractor markets decreased 3% and the combine markets increased 8%. APAC markets increased 4% for tractors and decreased 2% for combines.
Adjusted EBIT
Adjusted EBIT was $778 million for the nine months ended September 30, 2018 ($549 million for the nine months ended September 30, 2017). Adjusted EBIT margin increased 1.8 p.p. to 9.1% compared to the nine months ended September 30, 2017. The increase was due to favorable volume, better mix and positive net price realization. The Company continues to invest in its product development program for precision farming and compliance with Stage V emissions requirements.
Construction Equipment
Net Sales
The following table shows Construction Equipment net sales by geographic region for the nine months ended September 30, 2018 compared to the nine months ended September 30, 2017:
Construction Equipment Sales—by geographic region:

	Nine Months Ended September 30,
(in millions, except percentages)	2018	2017	% Change
NAFTA	$1,113	$932	19.4%
EMEA	439	354	24.0%
LATAM	252	209	20.6%
APAC	403	275	46.5%
Total	$2,207	$1,770	24.7%

Net sales of Construction Equipment were $2,207 million for the nine months ended September 30, 2018, an increase of 24.7% from the nine months ended September 30, 2017 (up 24.6% on a constant currency basis) as a result of a favorable end-user industry demand environment and positive net price realization.
During the nine months ended September 30, 2018, Construction Equipment’s worldwide heavy equipment and worldwide light equipment industry sales were up 25% and 18%, respectively, compared to the nine months ended September 30, 2017.
Adjusted EBIT
Adjusted EBIT was $59 million for the nine months ended September 30, 2018 ($(22) million for the nine months ended September 30, 2017). Adjusted EBIT margin increased 3.9 p.p. to 2.7% compared to the nine months ended September 30, 2017. Results were favorably impacted by higher sales volume, favorable product mix and positive net price realization, more than offsetting raw material cost increases.
Commercial Vehicles
Net Sales
The following table shows Commercial Vehicles’ net sales by geographic region for the nine months ended September 30, 2018 compared to the nine months ended September 30, 2017:
Commercial Vehicles Sales—by geographic region:

	Nine Months Ended September 30,
(in millions, except percentages)	2018	2017	% Change
NAFTA	$9	$13	n.m.
EMEA	6,637	6,002	10.6%
LATAM	555	599	(7.3)%
APAC	587	682	(13.9)%
Total	$7,788	$7,296	6.7%
n.m. – not meaningful
Commercial Vehicles’ net sales were $7,788 million for the nine months ended September 30, 2018, an increase of 6.7% (up 2.4% on a constant currency basis) over the nine months ended September 30, 2017, primarily as a result of favorable product mix, positive price realization and the favorable impact of foreign currency translation.
During the nine months ended September 30, 2018, the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was up 9% compared to the same period in 2017. In Europe, the LCV market (GVW 3.5-7.49 tons) increased 10% and the M&H truck market (GVW ≥7.5 tons) increased 6%. In LATAM, new truck registrations (GVW ≥3.5 tons) increased 27% over the same period of 2017 with an increase of 46% in Brazil, partially offset by a decrease of 8% in Argentina. In APAC, new truck registrations grew by 5%.
In the nine months ended September 30, 2018, Commercial Vehicles’ estimated market share in the European truck market, excluding U.K. and Ireland, was 11.8%, down 0.8 p.p. compared to the nine months ended September 30, 2017. Commercial Vehicles’ market share in LATAM in the nine months ended September 30, 2018 was 9.9%, down 2.1 p.p. compared to the nine months ended September 30, 2017.
Commercial Vehicles delivered approximately 104,600 vehicles (including buses and specialty vehicles) in the nine months ended September 30, 2018, representing a 2% decrease over the same prior-year period. Volumes were up 5% in LCV and down 16% in M&H truck segments. Commercial Vehicles’ deliveries decreased 2% in EMEA, were flat in LATAM and decreased 6% in APAC.
Adjusted EBIT
Adjusted EBIT was $209 million for the nine months ended September 30, 2018 ($132 million in the nine months ended September 30, 2017). Adjusted EBIT margin increased 0.9 p.p. to 2.7% compared to the nine months ended September 30, 2017. The increase was mainly due to favorable product mix and net positive price realization, partially offset by increased research and development spending, primarily related to initiatives to enhance product competitiveness and fuel efficiency.

Powertrain
Net Sales
Powertrain net sales were $3,376 million for the nine months ended September 30, 2018, a 5.1% increase over the nine months ended September 30, 2017 (flat on a constant currency basis) as a result of the favorable impact of foreign currency translation. Sales to external customers accounted for 50% of total net sales (47% in the nine months ended September 30, 2017).
During the nine months ended September 30, 2018, Powertrain sold approximately 451,400 engines, a decrease of 1% compared to the nine months ended September 30, 2017. In terms of major customers, 26% of engine units were supplied to Commercial Vehicles, 15% to Agricultural Equipment, 4% to Construction Equipment and the remaining 55% to external customers. Additionally, Powertrain delivered approximately 54,800 transmissions, an increase of 1% compared to the nine months ended September 30, 2017, and approximately 135,700 axles, a 7% decrease compared to the nine months ended September 30, 2017.
Adjusted EBIT
Adjusted EBIT was $285 million for the nine months ended September 30, 2018 ($259 million in the nine months ended September 30, 2017). Adjusted EBIT margin increased 0.3 p.p to 8.4% compared to the nine months ended September 30, 2017 as a result of favorable product mix and manufacturing efficiencies, partially offset by negative net price realization and product development spending.
Financial Services Performance
Finance, Interest and Other Income
Financial Services reported revenues of $1,469 million for the nine months ended September 30, 2018, a decline of 1.5% compared to the nine months ended September 30, 2017 (down 0.7% on a constant currency basis), primarily due to a lower average portfolio balance in NAFTA.
Net Income
Net income of Financial Services was $297 million for the nine months ended September 30, 2018, a $37 million increase over the nine months ended September 30, 2017, primarily due to improved performance in EMEA and the lower U.S. tax rate.
Retail loan originations in the nine months ended September 30, 2018, including unconsolidated joint ventures, were $7.2 billion, up $0.7 billion compared to the nine months ended September 30, 2017. The managed portfolio, including unconsolidated joint ventures, was $25.5 billion as of September 30, 2018 (of which retail was 63% and wholesale was 37%), down $1.3 billion compared to December 31, 2017 (down $0.3 billion on a constant currency basis).
Reconciliation of Net Income (Loss) to Adjusted EBIT and Adjusted EBITDA
The following table includes the reconciliation of Adjusted EBIT and Adjusted EBITDA, non-GAAP financial measures, to net income, the most comparable U.S. GAAP financial measure.

	Nine Months Ended September 30,
	2018	2017
	(in millions)
Net income (loss)	$841	$342
Income tax (expense)	312	223
Interest expenses of Industrial Activities, net of interest income and eliminations	260	368
Foreign exchange (gains) losses, net	134	97
Finance and non-service component of Pension and other post-employment benefit costs	(3)	69
Restructuring expenses	16	77
Adjusted EBIT	$1,560	$1,176
Depreciation and Amortization	538	540
Depreciation of assets under operating leases and assets sold with buy-back commitments	478	430
Adjusted EBITDA	$2,576	$2,146

CRITICAL ACCOUNTING POLICIES
See our critical accounting policies discussed in the Management’s Discussion and Analysis of the most recent annual report filed on Form 20-F. There have been no material changes to these policies except for those resulting from the adoption of the new accounting standard for revenue recognition (ASC 606) as previously described in the “Notes to the condensed consolidated financial statements” section of this quarterly report.
LIQUIDITY AND CAPITAL RESOURCES
The following discussion of liquidity and capital resources principally focuses on our condensed consolidated statements of cash flows and our condensed consolidated balance sheets. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories. Whenever necessary, funds from operating activities are supplemented from external sources. We expect to have available cash reserves and cash generated from operations and from sources of debt and financing activities that are sufficient to fund our working capital requirements, capital expenditures and debt service at least through the next twelve months.
Cash Flows
During the nine months ended September 30, 2018, consolidated cash, cash equivalents and restricted cash decreased by $1,379 million primarily as a result of the repayment of the remaining outstanding CNH Industrial Finance Europe S.A. 6.25% notes of $1.0 billion and of the CNH Industrial Capital LLC 3.625% notes of $600 million, the annual dividend payment of $235 million to shareholders, the repurchase of $156 million of common shares under our buy-back program and the seasonal increase in working capital, partially offset by an increase in debt proceeds, mainly relating to new bond issuances of $500 million by CNH Industrial Capital LLC and €500 million by CNH Industrial Finance Europe S.A. Cash and cash equivalents of Industrial Activities decreased by $1,352 million, while cash and cash equivalents of Financial Services decreased by $27 million.
Cash Flows of Industrial Activities
Net cash used by operating activities was $52 million in the nine months ended September 30, 2018 compared to $592 million provided by operating activities in the nine months ended September 30, 2017. The increase in cash usage was primarily due to increased working capital absorption.
Net cash used by investing activities was $94 million in the nine months ended September 30, 2018 compared to $1,139 million in the nine months ended September 30, 2017. The reduction in cash used by investing activities was primarily due to an increase in net cash receipts related to intersegment receivables and payables included in Other changes.
Net cash used in financing activities was $999 million in the nine months ended September 30, 2018 compared to $798 million in the nine months ended September 30, 2017. The increase in cash usage was primarily due to repayment of the outstanding CNH Industrial Finance Europe S.A. 6.25% notes and a decrease in debt proceeds.
Cash Flows of Financial Services
Net cash provided by operating activities was $1,377 million in the nine months ended September 30, 2018 compared to $865 million provided in the nine months ended September 30, 2017. The increase in cash generated by operating activities was primarily due to a reduction in the wholesale receivable portfolio.
Net cash used in investing activities was $940 million in the nine months ended September 30, 2018 compared to $216 million in the nine months ended September 30, 2017, primarily reflecting an increase in net cash paid related to intersegment payables and receivables included in Other changes.
Net cash used by financing activities was $409 million in the nine months ended September 30, 2018 compared to $682 million in the nine months ended September 30, 2017. The improvement from the prior year was primarily due to an increase in debt proceeds and lower dividends payments.
Debt
Our consolidated debt as of September 30, 2018 and December 31, 2017 is as detailed in the following table:

	Consolidated		Industrial Activities		Financial Services
	September 30, 2018	December 31, 2017	September 30, 2018	December 31, 2017	September 30, 2018	December 31, 2017
	(in millions)
Total Debt	$23,999	$25,895	$6,627	$7,443	$19,449	$21,075

A summary of total debt as of September 30, 2018 and December 31, 2017, is as follows:

	September 30, 2018			December 31, 2017
	Industrial Activities	Financial Services	Total	Industrial Activities	Financial Services	Total
	(in millions)
Total Bonds	$5,233	$2,970	$8,203	$5,810	$3,075	$8,885
Asset-backed debt	—	11,081	11,081	3	12,025	12,028
Other debt	418	4,297	4,715	648	4,334	4,982
Intersegment debt	976	1,101	—	982	1,641	—
Total Debt	$6,627	$19,449	$23,999	$7,443	$21,075	$25,895
A summary of issued bonds outstanding as of September 30, 2018 is as follows:

	Currency	Face value of outstanding bonds (in millions)	Coupon	Maturity	Outstanding amount ($ millions)
Industrial Activities
Euro Medium Term Notes:
CNH Industrial Finance Europe S.A. (1)	EUR	547	2.750%	March 18, 2019	633
CNH Industrial Finance Europe S.A. (1)	EUR	700	2.875%	September 27, 2021	810
CNH Industrial Finance Europe S.A. (1)	EUR	75	1.625%	March 29, 2022	87
CNH Industrial Finance Europe S.A. (1)	EUR	500	1.375%	May 23, 2022	579
CNH Industrial Finance Europe S.A. (1)	EUR	500	2.875%	May 17, 2023	579
CNH Industrial Finance Europe S.A. (1)	EUR	650	1.750%	September 12, 2025	752
CNH Industrial Finance Europe S.A. (1)	EUR	100	3.500%	November 12, 2025	116
CNH Industrial Finance Europe S.A. (1)	EUR	500	1.875%	January 19, 2026	579
CNH Industrial Finance Europe S.A. (1)	EUR	50	3.875%	April 21, 2028	58
Other Bonds:
CNH Industrial N.V. (2)	USD	600	4.500%	August 15, 2023	600
CNH Industrial N.V. (2)	USD	500	3.850%	November 15, 2027	500
Hedging effects, bond premium/discount, and unamortized issuance costs					(60)
Total Industrial Activities					5,233
Financial Services
CNH Industrial Capital LLC	USD	500	3.375%	July 15, 2019	500
CNH Industrial Capital LLC	USD	600	4.375%	November 6, 2020	600
CNH Industrial Capital LLC	USD	500	4.875%	April 1, 2021	500
CNH Industrial Capital LLC	USD	400	3.875%	October 15, 2021	400
CNH Industrial Capital LLC	USD	500	4.375%	April 5, 2022	500
CNH Industrial Capital LLC	USD	500	4.200%	January 15, 2024	500
Hedging effects, bond premium/discount, and unamortized issuance costs					(30)
Total Financial Services					2,970

(1)	Bond listed on the Irish Stock Exchange.

(2)	Bond listed on the New York Stock Exchange.

The calculation of Net Debt as of September 30, 2018 and December 31, 2017 and the reconciliation of Total Debt, the U.S. GAAP financial measure that we believe to be most directly comparable, to Net Debt are shown below:

	Consolidated		Industrial Activities		Financial Services
	September 30, 2018	December 31, 2017	September 30, 2018	December 31, 2017	September 30, 2018	December 31, 2017
	(in millions)
Third party debt	$23,999	$25,895	$5,651	$6,461	$18,348	$19,434
Intersegment notes payable	—	—	976	982	1,101	1,641
Total Debt (1)	23,999	25,895	6,627	7,443	19,449	21,075
Less:
Cash and cash equivalents	4,113	5,430	3,549	4,901	564	529
Restricted cash	708	770	—	—	708	770
Intersegment notes receivable	—	—	1,101	1,641	976	982
Derivatives hedging debt	(12)	(7)	(12)	(7)	—	—
Net Debt (Cash) (2)	$19,190	$19,702	$1,989	$908	$17,201	$18,794

(1)
Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $976 million and $982 million as of September 30, 2018 and December 31, 2017, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,101 million and $1,641 million as of September 30, 2018 and December 31, 2017, respectively.

(2)	The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $125 million and $659 million as of September 30, 2018 and December 31, 2017, respectively.
The decrease in Net Debt at September 30, 2018 compared to December 31, 2017 mainly reflects the positive impact of exchange rate differences and the reduction in Portfolio receivables of Financial Services. The cash absorption from Industrial Activities reflects mainly the seasonal increase in working capital, the distribution of the annual dividend to the shareholders for $235 million and the purchase of CNH Industrial N.V. shares for $156 million under the share buy-back program.
The following table shows the change in Net Debt of Industrial Activities for the nine months ended September 30, 2018 and 2017:

(in millions)	2018	2017
Net industrial (debt)/cash at beginning of period	$(908)	$(1,609)
Adjusted EBITDA of Industrial Activities	1,981	1,563
Cash interest and taxes	(465)	(389)
Changes in provisions and similar(1)	(374)	(191)
Change in working capital	(1,706)	(1,116)
Operating cash flow	(564)	(133)
Investments in property, plant and equipment, and intangible assets(2)	(288)	(277)
Other changes	(22)	14
Net industrial cash flow	(874)	(396)
Capital increases and dividends(3)	(396)	(182)
Currency translation differences and other(4)	189	(437)
Change in Net industrial debt	(1,081)	(1,015)
Net Debt of Industrial Activities at end of period	$(1,989)	$(2,624)

(1)	Including other cash flow items related to operating lease and buy-back activities.

(2)	Excluding assets sold under buy-back commitments and assets under operating leases.
(3) Including share buy-back transactions.

(4)	In the nine months ended September 30, 2017, this item also includes the charge of $56 million related to the early redemption of notes.
Available committed unsecured facilities expiring after twelve months amounted to approximately $3.5 billion at September 30, 2018 ($3.2 billion at December 31, 2017). Total committed secured facilities expiring after twelve months amounted to approximately $4.3 billion at September 30, 2018 ($3.8 billion at December 31, 2017) of which $1.2 billion was available at September 30, 2018 ($1.2 billion at December 31, 2017).

Please refer to “Note 9: Debt” in our most recent annual report on Form 20-F for more information related to our debt and credit facilities.
CONTINGENCIES
As a global company with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, including legal proceedings, claims and governmental investigations, particularly in the areas of product liability (including asbestos-related liability), product performance, emissions and fuel economy, retail and wholesale credit, competition and antitrust law, intellectual property matters (including patent infringement), disputes with dealers and suppliers and service providers, environmental risks, and tax and employment matters. For more information, please refer to the information presented in “Note 14: Commitments and Contingencies” to our condensed consolidated financial statements.
SAFE HARBOR STATEMENT
This quarterly report includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact contained in this filing including statements regarding our: competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements.
Factors, risks, and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; the Company’s pension plans and other postemployment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, possible effects of “Brexit”, terror attacks in Europe and elsewhere, and other similar risks and uncertainties and our success in managing the risks involved in the foregoing. Further information concerning the Company and its businesses, including factors that potentially could materially affect the Company’s financial results, is included in the Company’s most recent annual report on Form 20-F for the year ended December 31, 2017.
Forward-looking statements are based upon assumptions relating to the factors described in this filing, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements.
All future written and oral forward-looking statements by the Company or persons acting on the Company’s behalf are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
See our most recent annual report filed on Form 20-F (Part I, Item 11). There has been no material change in this information.

PART II – OTHER INFORMATION

LEGAL PROCEEDINGS
See “Note 14: Commitments and Contingencies” to our condensed consolidated financial statements.
RISK FACTORS
See our most recent annual report filed on Form 20-F (Part I, Item 3D). There was no material change in this information during the nine months ended September 30, 2018. The risks described in the annual report on Form 20-F and in the “Safe Harbor Statement” within this report are not the only risks faced by us. Additional risks and uncertainties not currently known or that are currently judged to be immaterial may also materially affect our business, financial condition or operating results.
UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS
The Company’s purchases of its common shares during the three months ended September 30, 2018 were as follows:

Period	Total Number of Shares Purchased	Average Price Paid per Share (€)	Average Price Paid per Share ($)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)(2)	Approximate Dollar Value of Shares that May Yet Be Purchased under the Plans or Programs ($)(1)(2)
Jul 1 to Jul 31, 2018	—	€—	$—	—	$656,224,095
Aug 1 to Aug 31, 2018	1,916,926	€9.9617	$11.3397	1,916,926	$634,486,722
Sep 1 to Sep 30, 2018	—	€—	$—	—	$634,486,722
Total	1,916,926			1,916,926	$634,486,722

(1)
On April 27, 2018, the Company announced its new buy-back program (“the Program”) to repurchase up to $700 million in common shares. The Program implements the resolution adopted by the Company’s shareholders at the annual general meeting of shareholders (“AGM”) on April 13, 2018. The authorization granted was for a period of 18 months from the date of AGM.

(1)
Share repurchases are made on the Mercato Telematico Azionario (“MTA”) and have been translated from euros at the exchange rate reported by the European Central Bank on the respective transaction dates.

DEFAULT UPON SENIOR SECURITIES
Not applicable.
MINE SAFETY DISCLOSURES
Not applicable.
OTHER INFORMATION
None.